DC





13002614

Act: 1933
Section: 2(a)(1)
Rule:
Public
Availability: 7-17-2013

No Act
PE 6/25/13

Response of the Office of Chief Counsel
Division of Corporation Finance

…, 7, 2013

Re: American Crystal Sugar Company
Incoming letter dated June 25, 2013

The Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that neither the Common Stock nor the Preferred Stock is a security under the 1933 Act or the 1934 Act, the Company stops filing periodic and current reports under the 1934 Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

July 17, 2013

Mail Stop 4561

Kimberly A. Lowe
Fredrikson & Bryon, PA
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402-1425

Re: American Crystal Sugar Company

Dear Ms. Lowe:

In regard to your letter of June 25, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Fredrikson
& BYRON, P.A.

June 25, 2013

1933 Act: Section 2(a)(1)
1934 Act: Section 3(a)(10)

Office of Chief Counsel
Division of Corporation Finance
Attention: Carolyn Sherman
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: American Crystal Sugar Company

Ladies and Gentlemen:

On behalf of American Crystal Sugar Company, a Minnesota agricultural cooperative formed under 308A of the Minnesota Statutes (the "Company"), we hereby request that the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") provide its assurance that it will not recommend enforcement action against the Company if the Company ceases reporting under Section 15(d) of the Securities Exchange Act of 1934 (the "1934 Act"). This request is based upon the Company's position, as described below, that neither the Common Stock nor the Preferred Stock (as such terms are defined below) of the Company constitute a "security" within the meaning of Section 2(a)(1) of the Securities Act of 1933 (the "1933 Act") or Section 3(a)(10) of the 1934 Act. Further, in our opinion, the Company's authorized and issued Common Stock and Preferred Stock do not constitute a "security" within the meaning of Section 2(a)(1) of the 1933 Act or Section 3(a)(10) of the 1934 Act.

I. Company Structure and Business of the Company

The Company was organized by sugarbeet growers in 1973 as a Minnesota agricultural cooperative association to acquire the Red River Valley sugarbeet processing business and assets of the "American Crystal Sugar Company," then a publicly traded New Jersey corporation in operation since 1899. The Company is currently owned exclusively by its members who consist of 2,765 sugarbeet growers in the Red River Valley. The Red River Valley forms a band approximately 35 miles wide on either side of the North Dakota and Minnesota border and extending approximately 200 miles south from the border of the United States and Canada. Attached to this letter as *Appendix A* and *Appendix B*, respectively, are copies of the Company's Amended and Restated Articles of Incorporation (the "Articles") and the Company's Amended and Restated Bylaws (the "Bylaws"), each as currently in effect on the date of this letter. The Company's Articles authorize 4,000 shares of common stock, par value of $10.00 per share (the "Common Stock"). There are currently 2,765 shares of Common Stock issued and outstanding, held by the Company's members. The Company's Articles authorize 600,000 shares of preferred stock, par value of $76.77 per share (the "Preferred Stock"). There are currently 498,570 shares of Preferred Stock issued and outstanding, held by the Company's members. For purposes of this letter, the terms "shareholders," "growers," and "members" are used interchangeably, but each term means the 2,765 members of the Company who deliver sugarbeets to the Company for processing.

A. Cooperatives Generally and Closed Cooperatives

As mentioned above, the Company is an agricultural cooperative formed under Minnesota state law. Agricultural cooperatives are unique business enterprises formed under state law but structurally governed by several aspects of federal law as well as operational practices that have developed over time. The United States Department of Agriculture (the "USDA") reports that there were 2,285 farmer, rancher, and fishery (agricultural) cooperatives in the United States in 2011.[1] According to the USDA, these agricultural cooperatives are identified by four primary characteristics: (1) membership is limited to "persons" producing agricultural and aquacultural products and to associations of such products; (2) cooperative members are limited to one vote regardless of the amount of stock or membership capital owned; or the cooperative does not pay dividends on stock or membership capital in excess of 8 percent a year or the legal rate in the state, whichever is higher; (3) business conducted with non-members may not exceed the value of business conducted with members; and (4) the cooperative operates for the mutual interest of members by providing member benefits on the basis of patronage.[2] The USDA further classifies agricultural cooperatives by functions: marketing, supply or service.[3] According to the USDA, "marketing cooperatives derive most of their total dollar volume from the sale of members' products . . ." with marketing cooperatives "further classified into 1 of 13 commodities or commodity groups." In contrast, according to the USDA, "supply cooperatives derive most of their business volume from the sale of production supplies, machinery and equipment."[4] Service cooperatives "provide specialized services related to the business operations of farmers, ranchers, or cooperatives, such as trucking, storing, [or] drying."[5]

The USDA cooperative principals discussed above generally describe agricultural cooperatives formed throughout the United States. In addition to these general characteristics, the legal structure of agricultural cooperatives has further evolved based on geographic circumstances.

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[1] See *Cooperative Statistics, 2011 Service Report 72, October 2012,* page iv, issued by the Rural Development office of the U.S. Department of Agriculture.

[2] Id. at 1

[3] Id. at 1

[4] Id. at 1

[5] Id. at 1

Many of the agricultural cooperatives operating in heavy agricultural regions of the United States have further differentiated the cooperative model to include what are commonly referred to as "closed cooperatives" (sometimes also referred to as "new – generation cooperatives").[6] According to Randall Torgerson and David Cobia, closed cooperatives have emerged over time and are distinguishable from traditional open cooperatives by several attributes that include: (1) equity investment is required prior to establishing delivery rights; (2) agreements between the cooperative and the producer link delivery of products to equity units purchased, with total delivery rights equal to processing capacity; (3) the transferability of delivery rights means that equity units can be sold to other eligible producers at prices agreed to by the buyers and sellers, allowing delivery rights to appreciate or depreciate in value based on the earnings potential they represent; and (4) high levels of cash patronage refunds are issued annually to the producer.[7]

Many of the cooperatives formed in the upper Midwest, including the Company, are closed cooperatives.[8] The key element of closed cooperatives is the upfront equity investment in exchange for delivery rights and obligations.[9] Depending on the nature of the business of a closed cooperative, a cooperative member may need to regularly align his delivery rights with his obligation to deliver a crop in a given year. For example, a closed cooperative owned by apple growers would have fixed delivery obligations (and rights) year to year because apple trees are permanently planted and produce apples every year from the same tree. In contrast, a closed cooperative owned by farmers who grow crops that require crop rotation – the same plant cannot be grown on the same land year after year because doing so depletes the soil, requiring farmers

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[6] See Torgerson, Randall E. and Cobia, David W., *Creating 'Co-op Fever': A Rural Developer's Guide to Form Cooperatives,* RBS Service Report 54, July 1998

[7] Id.

[8] According to Torgerson and Cobia: "The models most often used to design new-generation cooperatives come from American Crystal Sugar Company and Minnesota Corn Processors. . . . This same pattern also was simultaneously adopted by three other startup sugarbeet processing cooperatives -- Minn-Dak Farmers Cooperative, Southern Minnesota Sugarbeet Processors and Red River Cooperative (later merged with American Crystal Sugar Company)."

[9] According to Charles V. Moore and Jay E. Noel in their article entitled *Valuation of Transferable Delivery Rights for Marketing Cooperatives,* Journal of Cooperatives, Volume 10, Issue 1, January 1, 1995, pages 1-17: "One of the unique characteristics and principles of the cooperative form of business is that members provide the equity capital with which the assets of the cooperative are financed. Traditionally, marketing cooperatives obtain equity capital by deducting and retaining a small percentage of the net proceeds due the member obtained by marketing a member's commodity. At the time of exit from a cooperative, the cooperative member is typically refunded the equity capital over some period of time valued in the same manner as that in which it was paid, i.e. the book value of the cooperative. The member has, in essence, made a non-interest bearing subordinated loan to the cooperative based on either the use of the cooperative or a share of the cooperative's capacity. Thus, the member is not an investor in the traditional sense of an investor-owned firm (IOF) in that no appreciation of the cooperative's value is paid to the member . . . Delivery rights to a cooperative's marketing pool can take on a value independent of the members' equity share under certain conditions. Based on anecdotal information, transferable delivery rights become valuable when the pool is fixed in size (closed), members are protected from exploitation of quasi economic rents, and have an assured "home" for their production. The greater the potential buyers' aversion to risk, the higher the value of the delivery right. The right has additional value if the cooperative generates a premium per unit return due to product differentiation and market power."

to grow several different types of crops (corn, sugarbeets, wheat, soy beans) and rotate them among the acres of land they own – would need to have a mechanism to adjust delivery rights from year to year. The Company's system of Common Stock and Preferred Stock transfers described in Section D below accommodates this need for the Company.

The Company was organized by sugarbeet growers in 1973 as a Minnesota agricultural cooperative association to acquire sugarbeet processing assets in the Red River Valley. These growers acquired these sugarbeet processing assets to insure a processing facility for their sugarbeets since there was no other market for sugarbeets in the Red River Valley. As discussed above, the Company is a marketing cooperative structured as a closed cooperative. Ownership of a share of Common Stock results in membership in the Company which establishes the right to deliver sugarbeets to the Company for processing, while ownership of shares of Preferred Stock establishes the allocation of the Company's processing capacity among the members. From the Company's perspective (or its members' collective perspective) the original issuance and sale of a share of Preferred Stock by the Company represents (1) equity needed to acquire and operate the Company's business; and (2) a guaranteed supply of sugarbeets to be processed by the Company. The delivery obligation measured by shares of Preferred Stock guarantees that the Company has a supply of sugarbeets necessary to utilize its production capacity, while the membership right embodied in the Common Stock insures that each grower has a place to deliver his sugarbeets for processing.

B. The Business of the Company

1. Member Business – Sugar and Agri-Products from the Red River Valley Facilities.

As a closed marketing cooperative, the Company's primary business is the sale of sugar and related agri-products resulting from the processing of its members' sugarbeets at its facilities in the Red River Valley. Agri-products are the by-products that remain after sugar is extracted from sugarbeets or results from processing sugarbeets into sugar and include: molasses; sugarbeet pulp; by-products of the molasses desugarization process – betaine and concentrated separated by-product. Agri-products are primarily used for animal feed. The sale of sugar and agri-products resulting from the processing of its members' sugarbeets is "member business" for the Company. The members deliver their sugarbeets to the Company in accordance with a five year agreement entered into between the Company and each grower, a form of which is attached to this letter as *Appendix C* (the "Five Year Agreement") as supplemented by an annual agreement entered into between the Company and each grower, a form of which is attached to this letter as *Appendix D* (the "Annual Agreement," with the Five Year Agreement and the Annual Agreement referred to collectively as the "Grower Contracts"). In accordance with the Bylaws and the Grower Contracts, each member is required to hold shares of Preferred Stock in proportion to the number of acres of sugarbeets the member desires to deliver to the Company for processing each year. As mentioned above, ownership of the Common Stock and the Preferred Stock creates the closed cooperative sugarbeet delivery right. The Company processed member grown sugarbeets from approximately 443,000 acres in fiscal year 2012, and expects to process sugarbeets from approximately 421,000 acres in fiscal year 2013.

The Company markets the sugar and agri-products produced from its members' sugarbeets through two separate marketing agents. The Company's sugar marketing agent, United Sugars Corporation, is a cooperative owned by the Company, Minn-Dak Farmers Cooperative and United States Sugar Corporation. The Company's agri-products marketing agent, Midwest Agri-Commodities Company, is a cooperative owned by the Company, Minn-Dak Farmers Cooperative, Southern Minnesota Beet Sugar Cooperative and Michigan Sugar Company. The amount of sugar the Company can market annually through its agents is dictated by the Food, Conservation, and Energy Act of 2008 (the "Farm Bill") which empowers the USDA to set an annual marketing allocation for each domestic producer of sugar.

2. Non-Member Business

The Company, through its wholly-owned subsidiary, Sidney Sugars Incorporated ("Sidney Sugars"), owns two additional sugarbeet processing facilities, one in Sidney, Montana and the other in Torrington, Wyoming. At its Sidney, Montana, facility, Sidney Sugars processed non-member sugarbeets from approximately 29,000 acres in fiscal year 2012 and processed from approximately 33,000 acres in fiscal year 2013. Sidney Sugars only processes sugarbeets delivered by non-member sugarbeet growers located in close proximity to the Sidney Sugars facility. The Torrington, Wyoming, facility has been leased through 2052 to another sugar processing company for a nominal rental rate payable over the 50 year term. The Company, through its wholly-owned non-operating subsidiary, Crab Creek Sugar Company ("Crab Creek"), controls the long-term production of sugar at a non-operating sugarbeet processing facility in Moses Lake, Washington. There is no operating activity through Crab Creek. The Company purchased these additional assets to increase its marketing allocations primarily to assure the availability of marketing allocations to benefit its members. Under the Farm Bill, domestic producers of sugar are limited in the amount of sugar they can market through a system of marketing allocations administered by the USDA. The acquisition of these sugarbeet processing assets effectively provided the Company (and its members) with additional marketing allocations should they be needed in the future. The Company is not currently utilizing the allocations associated with Sidney Sugar to market its member's sugar. However, if the capacity at the Red River Valley facilities increases, the Sidney Sugar marketing allocations may be needed to market the Company's members' sugar. Until such time, the Company will continue to operate the Sidney, Montana facility since operating it and producing a minimal amount of non-member business is more cost effective than idling the facility.

The Company is the controlling member of ProGold Limited Liability Company, a Minnesota limited liability company ("ProGold"), holding a 51 percent ownership interest. ProGold owns a corn wet-milling plant in Wahpeton, North Dakota, that is currently being leased to Cargill, Incorporated ("Cargill") pursuant to a 10 year lease between ProGold and Cargill that runs through December 31, 2017. Cargill pays ProGold average annual rent of $21.9 million. ProGold annually allocates its profits and losses ratably among its owners (51% to the Company) and generally makes annual cash distributions to its owners.

ProGold was originally formed in 1994 as a joint venture between the Company, Minn-Dak Farmers Cooperative and Golden Growers Cooperative. Starting in 1994, ProGold designed and constructed a corn wet-milling facility in Wahpeton, North Dakota to process corn into high fructose corn syrup and related co-products. With its investment in ProGold, the Company hoped to create additional value for its members by marketing corn sweeteners as well as sugar. ProGold initially operated the corn-wet milling facility. On November 1, 1997, ProGold entered into the operating lease with Cargill. Because the Company owns 51% of the interests of ProGold, its financial information is required to be consolidated with the Company's financial statements, resulting in segment reporting for the Company.

3. Company Economics – Net Proceeds and the Beet Payment; How Member and Non-Member Business Works and the Impact on the Beet Payment

The revenue the Company generates from the sale of sugar and agri-products produced from processing its member's sugarbeets is revenue from "member business." As described above in Section I(B)(1), the Company is a closed cooperative that receives the sugarbeets it processes into sugar and agri-products from its members. The Company measures its collective economic performance each year in terms of net proceeds[10] attributed to the Company, while its members "measure" the Company's economic performance in terms of the beet payment paid to each member.

In exchange for their sugarbeets, the Company pays each member a per ton beet payment that is calculated in accordance with the Five Year Agreement, which states in Section 6(a) that:

> "the Gross Beet Payment for sugarbeets delivered. . . shall be the "per hundred weight value of recovered sugar" multiplied by the number of hundred weight of "recovered sugar" contained in the sugarbeets delivered by the shareholder. Shareholder's share of "agri-products revenue" will be added while shareholder's share of "operating costs" will be subtracted, both allocated on a per "net ton of sugarbeets delivered" basis."

Section 6(b) of the Five Year Agreement enumerates all the costs that can be deducted from the gross beet payment to arrive at a per net ton beet payment. As illustrated by the Five Year Agreement, these costs are very specifically related to the delivery, transportation and processing of member sugarbeets. Section 18(e) of the Five Year Agreement defines the term "operating costs" to "include all costs and expenses not otherwise accounted for with respect to business done with members, and shall be net of results from beet seed and other miscellaneous member business." The Company specifically calculates beet payments paid to each member based only on the revenue generated from member business and operating costs related thereto.

In contrast to its member business and the beet payment, the limited amount of income the Company is allocated by ProGold and generates periodically from Sidney Sugars (as mentioned

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[10] Total net proceeds equals net revenue less cost of sales and selling, general and administrative expenses plus other income (or expenses) less income tax expenses less net proceeds attributable to noncontrolling interests.

above, Crab Creek is a non-operating entity and does not generate any revenue or income) is "non-member business."

The Company does not distribute any of the cash it receives from ProGold or Sidney Sugars to its members. According to Article VIII of the Company's Bylaws: "All amounts received by this corporation from non-patronage sources, in excess of costs and expenses related to such non-patronage sources, or net income derived from business done by persons who are not common shareholders, net of taxes thereon, shall become the property of this corporation." The Company reflects this non-member business on its balance sheet as retained earnings or accumulated deficit. As of August 31, 2012, the Company's consolidated balance sheet reflected $1.2 million of retained earnings. As of August 31, 2011, the Company's consolidated balance sheet reflected $9.7 million of accumulated deficit. As these numbers illustrate, the amount of retained earnings or accumulated deficit fluctuates annually to reflect changes in non-member business income and losses.

For fiscal year 2012, the Company had total net proceeds attributable to the Company of $548.3 million, $10.9 attributable to non-member business and $537.4 million attributable to member business. Of the total net proceeds, $510 million was distributed to members in the form of sugarbeet payments while $27.5 million of which was retained from members by the Company as unit retains. The $10.9 million of non-member business income was credited to retained earnings. For fiscal year 2011, the Company had total net proceeds attributable to the Company of $804.8 million, $8.7 million attributable to non-member business and $796.1 million attributable to member business. Of the total net proceeds, $753 million was distributed to members in the form of sugarbeet payments while $43.6 million of which was retained from members by the Company as unit retains. The $8.7 million of non-member business income was credited to retained earnings. Historically, the Company's net proceeds from non-member business, which is not distributed to shareholders, has been on average 1% or less of the Company's total net proceeds.

The attached hereto as *Appendix E* from the Company's annual report for the fiscal year ended August 31, 2012 distributed to its members is a table entitled *Distribution of Net Proceeds Attributable to American Crystal Sugar Company* (the "Net Proceeds Distribution"). Given the importance of the beet payment to the members, the Net Proceeds Distribution is provided on an annual basis to bridge the information in the audited financial statements to the beet payment calculation.

In addition to its financial accounting distinction between member and non-member business, the Company is also required to make the distinction to comply with federal taxation requirements. The Company is taxed as a cooperative under Subchapter T of the Internal Revenue Code (the "Code"). As described above in Section I(B)(1), the Company's members deliver their sugarbeets to the Company for processing into sugar and agri-products that the Company sells. The Company pays the members a per ton beet payment for their sugarbeets that is calculated in accordance with the Five Year Agreement. The beet payment to members reflects each member's proportionate share of the Company's net proceeds (as discussed above) from member business. The Company's purchase of sugarbeets from its members (member business as described above) constitutes "patronage business" as defined by the Code under Subchapter T. The income or losses from the Company's non-member business are not distributed to members and the resulting income (if any) is taxed in the same manner as such income is taxed under Subchapter C of the Code. The revenue and expenses related to non-member business is a Company level determination that is strictly separated from the revenue and expenses of member business, and thus does not directly affect beet payments to members for sugarbeets. As provided by the Five Year Agreement, only member business operating costs are subtracted from member revenue to calculate the beet payment. Non-member business revenue does not impact the beet payment nor does non-member business revenue result in material costs savings that would increase the beet payment. Article III, Section 1 of the Articles prohibits the payment of dividends on the Common Stock or the Preferred Stock.

4. Other Farmer Cooperatives in the Red River Valley

The Company is not the only farmer owned sugarbeet cooperative in the Red River Valley; Minn-Dak Farmers Cooperative, a North Dakota cooperative ("Minn-Dak"), also operates in the Red River Valley. The Company and Minn-Dak are not only similar geographically but also operationally and structurally. Minn-Dak operates a single sugarbeet processing facility located at the southern end of the Red River Valley. Members of the Company who deliver to its southern-most facility are geographically close enough to the Minn-Dak facility to become members of Minn-Dak. Just like the Company, Minn-Dak processes its members' sugarbeets into sugar and agri-products. Also similarly, both the Company and Minn-Dak pay their member growers for the sugarbeets they deliver based on the value of the sugar extracted from the sugarbeets after deducting expenses and potentially unit retains. The Company and Minn-Dak market their sugar and agri-products through the same marketing agents – United Sugars Corporation and Midwest Agri-Commodities Company, respectively. The Company and Minn-Dak both registered offerings and sales of securities with the SEC in the mid-1990s when each of them expanded their processing capacity. On September 24, 2012, the Staff issued the *Minn-Dak Farmers Cooperative*, SEC No-Action Letter, 2012 WSB File No. 0924201205 (September 24, 2012), whereby the Staff provided assurances that it would not recommend enforcement action against Minn-Dak for ceasing reporting under Section 12(d) of the 1934 Act. Minn-Dak was one of the original investors in ProGold.

C. Capital Structure and Qualifications for Share Ownership

As a closed cooperative the Company is owned by its members who hold valuable delivery rights linked to the crops they grow and their "equity" in the Company. Since the structure of a closed cooperative embodies both a delivery right as well as contractual delivery measurement mechanism, the capital structure of the Company and qualifications for share ownership are embodied in more than just the governing documents. To understand this structure, the Articles, Bylaws, Grower Contracts as well as the Company's historic policies and practices must be considered.

1. Qualifications to own Common Stock and become a Member.

Under Article III, Section 3 of the Articles, ownership of the Company's Common Stock is restricted to sugarbeet farm operators in the territory in which the Company is engaged in business. In accordance with Article I, Section 1 of the Bylaws, the term "operator" means a person, firm, partnership, or corporation who is the legal owner of the sugarbeet crop who has a majority financial interest in the crop, and has general control of the sugarbeet operations of the farm where the sugarbeet crop is grown. The Company requires holders of its Common Stock to conform to the stock ownership policy attached to this letter as *Appendix F* (the "Stock Policy"). The Stock Policy (i) sets forth the various requirements for Common Stock share ownership, (ii) reiterates the requirement to execute Grower Contracts (Article I, Section 2 of the Bylaws refers to the acreage a Common Stock holder "from time to time places under contract with" the Company as well), and (iii) requires members to regularly declare their compliance with the Stock Policy and ownership restrictions. The Company's membership is composed of individuals, trusts, partnerships, joint ventures or other entities. As long as a would-be member (or an existing member) meets the definition of "operator" set forth in the Bylaws and abides by the Stock Policy, the Company does not concern itself with the ownership structure or the physical domicile of its Common Stock holders.

2. Qualifications to Own Preferred Stock.

Ownership of one share of Common Stock entitles a farm operator to membership in the Company and according to Article I, Section 2 of the Bylaws, *requires* the member to buy shares of the Company's Preferred Stock.[11] The Company has always followed a policy limiting ownership of the Preferred Stock to holders of Common Stock (members) and only those members that own shares of Preferred Stock may enter into a contract to deliver sugarbeets to the Company.

3. Relationship between the Common Stock, the Grower Contracts and the Preferred Stock.

The single share of Common Stock held by a grower establishes membership in the Company and provides that member with the right and obligation to grow sugarbeets for the Company in proportion to the number of shares of Preferred Stock held by such member.[12] All of the Company's members are farm operators who grow and deliver sugarbeets to the Company for processing. The Company's Preferred Stock is part of the contract that exists between the Company and its members, and directly determines the number of acres of sugarbeets each

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[11] Article I, Section 2 of the Bylaws states: "To become a common shareholder of this corporation an eligible person, firm, partnership or corporation must purchase one share of common stock of this corporation and further purchase the preferred stock of this corporation in an amount prescribed by this corporation's board of directors, which amount will be prescribed in proportion to the acreage of sugarbeets which the common shareholder from time to time places under contract with this corporation."

[12] Article I, Section 4 of the Bylaws states: "Upon redemption of the common stock as provided in this Section 4 of Article I, the right to deliver sugarbeets to this corporation shall terminate".

member is permitted (and required) to deliver each year. In order to account for crop rotations, each member must precisely match the exact number of shares of Preferred Stock he owns with the exact number of acres of sugarbeets he plans to plant, harvest and deliver to the Company for processing each year. Members commonly deliver sugarbeets to the processing facility or remote piling site closest to the location of his farming operation. While a member can deliver his sugarbeets to any one of the Company's Red River Valley piling sites, members typically deliver to the piling site closest to the location of the crop to minimize transportation costs. There is no market for sugarbeets in the Company's geographic region other than through the Company or Minn-Dak.

As set forth in Section I(C)(1) above, Common Stock holders are explicitly required by the Stock Policy to enter into the Grower Contracts which give members the right and obligation to deliver sugarbeets to the Company. According to Section 1 of the Five Year Agreement: "Shareholder agrees . . . to prepare land, plant, replant, harvest and deliver the number of acres of sugarbeets based upon the number of Preferred Shares of Company *then owned* by the Shareholder . . ." Members also annually execute an Annual Agreement setting forth the exact number and location of the acres of sugarbeets the member has agreed to grow and deliver for the Company that year. According to the Company, the exact number of the acres to be planted is based on the number of shares of Preferred Stock held by the member on the stock records of the Company at the time of execution of the Annual Agreement. Because the Company is a closed cooperative, the Common Stock (the right and obligation to deliver) and the Preferred Stock (amount to deliver) are contractually linked in order for the closed cooperative structure to work. The Articles, Bylaws, Stock Policy and Grower Contracts, taken together, establish the legal framework surrounding Common Stock and Preferred Stock ownership and the terms of the delivery rights of the members.

4. Relationship of the Common Stock to the Preferred Stock and Ineligibility.

According to Article I, Section 4 of the Bylaws, the Board *may* determine that a Common Stock holder is no longer eligible to be a member of the Company by reason of: (a) failure to meet the operator definition of Article I, Section 1 of the Bylaws, or (b) failure to abide by the Articles or Bylaws of the Company, or (c) failure to abide by the terms of the Grower Contracts, or (d) failure to abide by the Company's agriculture regulations and policies. Upon such a determination, the Board *may* refund the par value of the member's share of Common Stock and, upon such payment, the former Common Stock holder will cease to have voting rights in the Company. In addition, according to Article I, Section 4 of the Bylaws, if the Company redeems the Common Stock from a holder "the right to deliver sugarbeets to this corporation shall terminate." Except as contemplated in Article I, Section 3 of the Bylaws (as discussed below in Section I(D)(4)), the ownership restrictions set forth in the Articles, Bylaws and Grower Contracts and the practices of the Company make it impossible for a person other than a Common Stock holder to become a Preferred Stock holder. An existing Common Stock holder generally becomes ineligible to be a member of the Company for one of two reasons: (1) he ceases to be a farm operator (he sells all of his interests in his farm operation outright to an unrelated third party) so he can no longer deliver sugarbeets to the Company; or (2) he is still a farm operator but he fails to satisfy his sugarbeet delivery obligation.

Section 8 of the Five Year Agreement lists "the failure to . . . deliver said crop to the Company" as a breach of the Five Year Agreement and further states that:

> "upon a breach . . . the shareholder may be subject to one or more of the following remedies as determined by the Company: (a) expulsion as a member of Company; (b) forfeiture of shareholder's Common Stock in the Company and qualification to be a preferred shareholder of Company; (c) termination of this Agreement [the Five Year Agreement] and the right to deliver sugarbeets to Company for processing; (d) payment of liquidated damages to Company, which liquidated damages are hereby declared and stated to be an amount equal to Shareholder's share of Company fixed costs for processing of the crop; and (e) any other legal or equitable remedy that may be available to Company under applicable law or as otherwise mutually agreed upon by Shareholder and Company."

The Company *may* repurchase the share of Common Stock for par value. Neither the Articles, Bylaws, Stock Policy nor Grower Contracts contain a requirement for the Company to repurchase Preferred Stock if a Common Stock holder is found to be ineligible. The Common Stock creates the obligation and right to deliver sugarbeets while the number of shares of Preferred Stock held determines the number of acres of sugarbeets a Common Stock holder must deliver to the Company. The liquidated damages penalty set forth in the Grower Contracts is measured by the number of acres a grower fails to deliver. Put another way, the liquidated damages that can be imposed on a grower for failure to deliver under the Growers Contracts is triggered by the holding of a share of Common Stock and the amount of those damages is determined by the number of shares of Preferred Stock. In the event a Common Stock holder fails to deliver (or is no longer in a position to deliver), the Articles, Bylaws, Stock Policy and Grower Contracts interact with each other to insure that all members either deliver their proportionate share of the sugarbeets to be processed *or* pay their fair share of the Company's fixed costs in the form of liquidated damages. Given the potential for liquidated damages, there is a strong economic disincentive to hold Preferred Stock and not deliver sugarbeets.

In addition to the costs that can be imposed on a holder of Common Stock who holds Preferred Stock who does not deliver sugarbeets, there is little incentive for a former Common Stock holder to continue to hold the Preferred Stock. A Common Stock holder who does not deliver sugarbeets would be unable to realize the primary economic value of the shares of Preferred Stock since beet payments are only paid for delivered sugarbeets and no dividends are payable on either the Preferred Stock or the Common Stock pursuant to Article III, Section 2 of the Articles. Therefore, a Common Stock holder who becomes ineligible to hold Common Stock is motivated to transfer his shares of Preferred Stock (and the corresponding delivery obligations) to an eligible grower prior to the next growing season and to have the Company redeem his share of Common Stock.

5. Voting and Dividend Prohibition.

Article III, Section 1 of the Company's Articles prohibits payment of dividends on both the Common Stock and the Preferred Stock. Article III, Section 2 of the Articles provides that ownership of a share of Common Stock entitles a member to one vote on any matters submitted to the vote of the members of the Company, regardless of the number of shares of Common Stock or Preferred Stock owned by a member. Article III, Section 2 of the Articles states that only holders of Common Stock may vote; therefore, shares of Preferred Stock have no voting rights. The primary act of the members is to elect the board of directors of the Company (the "Board"). The Board is composed of fifteen (15) directors (who must be members of the Company), three (3) of whom are elected from each of the Company's five (5) factory districts by the members from that district. The factory districts are geographically located around the Company's five (5) factories. A member of the Company is assigned to a district based on that member's proximity to the factory.

D. Sale and Transfer of Shares; Right of First Refusal

1. The Board Approves Stock Ownership Transactions in Accordance with the Company's Articles, Bylaws and Stock Policy.

According to Article III, Section 6 of the Articles: "shares of the capital stock of this corporation shall be transferable only with the approval of the board of directors." According to Article I, Section 3 of the Bylaws: "said sale and transfer of stock shall be approved by the board of directors if: (a) the location of the land upon which the transferee proposes to grow the beets, in the judgment of the board of directors, does not disrupt the beet delivery system and does not increase the beet delivery costs to this corporation, (b) the transfer does not, in the judgment of the board of directors, create an uneconomic beet growing unit, and (c) the transfer is not, in the judgment of the board of directors, detrimental to the best interests of this corporation." The Board's approval of stock transfers is formally accomplished by periodic Board resolutions taken at duly called meetings of the Board.

2. Company Right of First Refusal,

According to Article I, Section 3 of the Bylaws, a member desiring to sell his or her Common Stock or Preferred Stock must first offer the stock to the Company for purchase at par value (the "Company's Right of First Refusal"). If the Company declines to purchase either the Common Stock and/or Preferred Stock, such stock may be sold, upon approval by the Board, to one or more existing members or farm operators approved for membership based on the criteria set forth in Article I, Section 3 of the Bylaws (described above). The practice of the Company in the case of a member who wants to transfer his Common Stock and/or Preferred Stock, is that the member will locate a buyer for his Preferred Stock and present the Board with the proposed transaction for approval. If the Board determines that the proposed transfer meets the above criteria, the Company redeems the member's share of Common Stock at its par value of $10 and approves the transfer of the shares of Preferred Stock to an eligible farm operator. If that farm operator does not already own a share of Common Stock, the Company issues a share of Common Stock at par value to the new operator at the same time the shares of Preferred Stock are transferred by the Company on its records (shares are uncertificated). The Company does not exercise the Company's Right of First because, from the Company's perspective, all of the currently issued and outstanding shares of Preferred Stock (the delivery right/obligation) must be in the hands of eligible growers who are growing sugarbeets for the Company. If the shares of Preferred Stock are not outstanding and in the hands of growers, the Company will not have enough sugarbeets to process into sugar and agri-products. If a member wants to transfer his shares he will only propose a transfer to a qualified farm operator since the Board would not approve a transfer otherwise. The Company feels that the requirement that its Board approve all transfers, and the Company's Right of First Refusal as it currently exists, significantly limits the transferability of its Preferred Stock and serves as a sufficient regulator of proposed transfers of shares of Preferred Stock to ensure that shares of Preferred Stock are only owned by eligible holders who intend to plant sugarbeets.

3. Private Market for Preferred Stock.

Because the number of shares of Preferred Stock held by a grower determines how many acres of sugarbeets the grower is required to deliver to the Company, there is a limited, private market for Preferred Stock. While there is a very limited pool of people who can hold Preferred Stock (Article I of the Bylaws and Item 10 of the Stock Policy limits ownership of Preferred Stock and Common Stock to farm operators with farming locations within 35 miles of a Company receiving station), there are regular transfers of shares of Preferred Stock among the existing members, and a limited number of eligible farm operators who are not members of the Company who wish to become members and grow sugarbeets for the Company. As discussed earlier, growers annually make their decisions regarding how many acres of sugarbeets they want to grow in an upcoming crop year. The grower's decision is based on the profitability of growing sugarbeets versus other crops, crop rotational needs and other agronomic factors.

According to the Company, in fiscal year 2011, the Board of the Company approved the transfer of 46,151 shares of Preferred Stock or 9.25 percent of the outstanding shares of Preferred Stock, while in fiscal year 2012, the Board of the Company approved the transfer of 45,192 shares of Preferred Stock or 9.06 percent of the outstanding shares of Preferred Stock. All of these transfers were to farm operators who held or purchased a share of Common Stock. The Company believes that about one-third of these transfers were to new entrants into sugarbeets while the remainder were among existing members who were adjusting acreage.

The Company does not have a method (or a need) to track the price at which its shares of Preferred Stock are transferred. When a grower desires to transfer his shares he provides the Company with all of the information necessary for the Board to determine that the transferee meets the requirements to be a member and grow sugarbeets for the Company but he does not provide the Company with any information regarding the price at which he is selling those shares of Preferred Stock. Growers who desire to sell or buy shares of Preferred Stock connect with each other through a variety of methods including classified ads, word of mouth and electronic matching services. The Company has indicated that through anecdotal information received from its Board that shares of Preferred Stock were transferred in the range of $3,000 to $3,500 per share in fiscal year 2012.

4. Pledging of Preferred Stock.

Growers may, from time to time, pledge their shares of Common Stock and Preferred Stock as collateral to secure loans from banks or other lenders that finance their farming operations. The Company has indicated that it estimates that seventy-five to ninety percent of its issued and outstanding shares of Preferred Stock are pledged as security for loans and secured using the control agreement discussed below. According to the Company, growers generally do not pledge Common Stock.

Due to the uncertificated nature of the Preferred Stock, a pledge of shares of Preferred Stock is perfected through a control agreement among the lender, the member and the Company. Under the control agreement, the Company subordinates its first lien on the shares as an accommodation to the member. Farming is a capital intensive business that practically all farmers finance through outside lending. As discussed above, the delivery rights embodied in the Preferred Stock are a valuable farm asset. A grower is required to hold Preferred Stock for every acre of land upon which he wants to grow sugarbeets. With land selling for approximately $6,000 an acre and shares of the Company's Preferred Stock being transferred among Common Stock holders at a price equal to roughly half of the cost of an acre of land, farm lenders recognize the relative value of the delivery rights just as they recognize the value of the farm land and the related farming assets. The farmers need to secure financing for their farm operations and the lenders desire a pledge of the Preferred Stock in order to have a security interest in all of the valuable assets used in the farm operation.

Article I, Section 3 of the Bylaws specifically states that "a mortgage, pledge, or hypothecation of shares shall not be considered a sale or transfer of shares." The Bylaws further provide that a "transfer of ownership of shares to a secured party through foreclosure or transfer in lieu of foreclosure shall not render the secured party an operator as to the acres of sugarbeets under a contract supported by those preferred shares . . . Such secured party is only a shareholder for purposes of this Section 3 of Article I" of the Bylaws. Based on this language, the secured party becomes a "shareholder" only to the extent necessary to transfer the shares of Preferred Stock to an eligible farm operator. The secured party is not eligible to be a member (a holder of Common Stock) so the lender cannot utilize the shares of Preferred Stock to deliver sugarbeets to the Company. Except in the event of liquidation, the only payments made to holders of Preferred Stock are beet payments paid for sugarbeets delivered and dividends are prohibited. So if a secured party holds shares of Preferred Stock, no payments will be paid to such a holder. According to Article XI of the Bylaws, upon dissolution, holders of Preferred Stock shall receive the par value of the Preferred Stock prior to the Common Stock holders and shall share in the liquidated value of the remaining property and assets of Company in proportion to the Preferred Stock held by each. In the event a lender is holding shares of Preferred Stock at the time of a liquidation of the Company, that lender would have a right to any such payments to the extent existing. According to the Company, there were 8 foreclosures on shares of Preferred Stock between April 2000 and August 2012, and in each of these foreclosures, the shares of Preferred Stock were transferred by the lender to an eligible farm operator who subsequently grew sugarbeets for the Company.

E. Unit Retains.

Under Subchapter T of the Code and the Company's Bylaws and the Grower Contracts, the Company may retain a uniform portion of the beet payments otherwise due members for their crops in order to capitalize the Company. This retainage, called a "unit retain," is a common practice for cooperatives, including Minn-Dak, and is characterized as member equity on the Company's financial statements. According to Article VI, Section 1 of the Company's Bylaws, the unit retain is limited to 10% of the weighted average gross per ton payment to all members for sugarbeets. In recent years, the Company's unit retains have ranged from $2.00 to $4.00 per ton of sugarbeets delivered. Article VI, Section 4 of the Bylaws provides that the Company's unit retains may be returned to members if the Company's Board, in its discretion, finds the aggregate amount of outstanding unit retains to be in excess of the amounts needed for operating the Company's business and servicing its debts. The Company's Bylaws provide that it is the general policy to pay the oldest outstanding unit retains first. Historically, the practice of the Company's Board has been to return unit retains after seven years. The Company has a policy of immediately refunding all accumulated unit retains of disabled or deceased former members. In the event of a redemption, dissolution or liquidation of the Company, unless the unit retains have been explicitly transferred as provided by Article VI, Section 5 of the Bylaws, the unit retains are paid to the original grower from whom they were retained or to a Board approved transferee of the original grower.

F. Section 15(d) Reporting Obligations.

Prior to 1984 the Company filed periodic reports pursuant to Section 13 as required by Section 15(d) of the 1934 Act. In 1984 the Company stopped filing periodic reports based on a no-action letter issued by the Staff. See *American Crystal Sugar Co.*, SEC No-Action Letter, 1984 WL 45677 (February 19, 1984). It should be noted that the Company is exempt from the registration provisions of Section 12(g) of the 1934 Act pursuant to Section 12(g)(2)(E), which exempts securities of an issuer that is a "cooperative association as defined in the Agricultural Marketing Act, approved June 15, 1929, as amended." In the fall of 1994, the Company filed a Registration Statement on Form S-1 with the SEC under the 1933 Act (File No. 33-83868) to register up to 1,000 shares of Common Stock and up to 18,900 shares of Preferred Stock (the "1994 Registration Statement") that was declared effective on November 23, 1994 In the fall of 1996, the Company filed a Registration Statement on Form S-1 with the SEC under the 1933 Act (File No. 333-11693) to register up to 500 shares of Common Stock and up to 21,729 shares of Preferred Stock (the "1996 Registration Statement") that was declared effective on November 13, 1996. In the fall of 1997, the Company filed a Registration Statement on Form S-1 with the SEC under the 1933 Act (File No. 333-32251) to register up to 500 shares of Common Stock and up to 61,500 shares of Preferred Stock (the "1997 Registration Statement") that was declared effective on October 24, 1997. Collectively, the 1994 Registration Statement, the 1996 Registration Statement and the 1997 Registration Statement shall be referred to herein as the "Registration Statements." The Company sold its shares of Common Stock for par value and sold its shares of Preferred Stock during these offerings on average at $1,500 per share. No shares registered by any of the Registration Statements remain unsold. Since the filing of the 1997 Registration Statement, the Company has not filed any other registration statement and since 1998, the Company has not sold any additional shares of Preferred Stock and has no present intentions to do so.

While the Company does not presently issue shares of Preferred Stock, the Company routinely issues shares of Common Stock to eligible farm operators who are not members who want to grow sugarbeets and redeems shares of Common Stock from former members. All of these exchanges are done in accordance with the Company's Articles, Bylaws and Stock Policy.

The Company undertook the offerings related to the Registration Statements to raise equity to increase its capacity to process sugarbeets, and correspondingly increased the supply of sugarbeets for its processing facilities. When the Company decided to raise equity, it needed to issue shares of Preferred Stock quickly in order to timely move forward with the member financing of the capacity expansion. Prior to filing the 1994 Registration Statement the Company considered its ability to issue shares without registration based on the earlier Staff decision allowing it to stop reporting. In making this decision, the Company sought a legal opinion of counsel that the shares it planned to issue were not "securities." According to the Company, in 1994 the Company could not obtain a legal opinion from counsel that the shares were not securities. While it is impossible to reconstruct the exact reason why no such opinion could be obtained, we can speculate that legal counsel could not issue an opinion based on the 1984 Staff letter in light of the fact this no-action letter did not contain a full analysis of all of the factors of the *Foreman* test. See *American Crystal Sugar Co.*, SEC No-Action Letter, 1984 WL 45677 (February 19, 1984). While the Company could have sought another no-action letter from the Staff, there was not sufficient time to do so because the Company needed to move forward with the member financing of the capacity expansion. Accordingly, the Company filed the Registration Statements based upon the advice of counsel that the Company and its Board could be exposed to liability if the Company did not register the offerings, even though the Company believed that the stock did not constitute a "security" for the purposes of Section 2(a)(1) of the 1933 Act.

As a result of the Registration Statements, the Company became obligated to file periodic reports pursuant to Section 13 as required by Section 15(d) of the 1934 Act. Accordingly, since the effectiveness of the 1994 Registration Statement on November 23, 1994, the Company has filed 1934 Act reports. As of the date of this letter, the Company is current in its Section 15(d) reporting.

The Company seeks through this request to terminate its 1934 Act reporting for a variety of reasons, chief among them the costs associated with 1934 Act reporting and the additional burdens on the Company's business imposed by 1934 Act reporting. In the Company's view, these expenses and burdens, which have continued to escalate in recent years, are significantly disproportionate to the benefits of reporting provided to the Company's shareholders. For example, the Company recently became subject to the interactive data (i.e., XBRL) requirements, which have no utility to the Company's shareholders nor to the investing public because there is no public market for the Company's Preferred Stock and there is only a limited private market.

Because the Company has total assets in excess of $10 million for each of the three most recent fiscal years, the Company's reporting obligation can only be suspended if and when it has fewer than 300 holders of record of each class of registered securities. *See* § 15(d) of the 1934 Act; Rule 12h-3 under the 1934 Act. As of the date of this letter, the Company has 2,765 members who hold 2,765 shares of Common Stock and 498,570 shares of Preferred Stock. Accordingly, the Company is not eligible to suspend its 1934 Act reporting under Rule 12h-3 of the 1934 Act. The Company has investigated reorganizing its structure to reduce its number of holders by creating separate classes of shares of Preferred Stock for each of its five factories. Unfortunately, the growing of sugarbeets in the Red River Valley migrates throughout the Red River Valley, making it impossible to keep the number of holders of shares of Preferred Stock below the statutory minimum year to year at each factory. In addition, creating separate classes of shares based on factory would create different rights and preferences among the members which would result in a loss of the pooled nature of the Company's activities among the five growing districts. As mentioned above, the geographic area served by the Company extends several hundred miles. In any given year weather conditions can impact the quality and harvesting of sugarbeets differently by district. By pooling all of the sugar produced by the five factories under one class of Preferred Stock, the Company spreads the risks associated with grower crops among all of its growers, softening the impact of the uneven geographic landscape.

II. Analysis

A. Neither the Common Stock nor the Preferred Stock Is a "Security."

Section 2(a)(1) of the 1933 Act defines the term "security" as one of various types of instruments, including any "stock..., investment contract or, in general, any interest or instrument commonly known as a 'security'..." Section 3(a)(10) of the 1934 Act defines a "security" as, among other types of instruments, any "stock,...investment contract..., or in "general," any instrument commonly known as a 'security'..." In discussions regarding the scope of the term "security," the Supreme Court has determined that the definition of "security" in the 1933 Act and the 1934 Act are virtually identical and should be treated as such. *See, e.g., Landreth Timber Co. v. Landreth*, 471 U.S. 681, 697 n. 1 (1985); *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 847 n. 12 (1975).

Even though the 1933 Act and 1934 Act define the term "security" to include the term "stock," the mere fact that an instrument is labeled "stock" does not require the conclusion that it is a "security" for the purposes of the 1933 Act or the 1934 Act. *See, e.g., Forman*, 421 U.S. at 848. In contrast, the Supreme Court and other courts have stressed the importance of looking at the specific characteristics and underlying economic substance of a particular instrument. In *Securities and Exchange Commission v. W.J. Howey Co.*, the Court adopted the traditional approach of state courts prior to the enactment of the 1933 Act in which "[f]orm was disregarded for substance and emphasis was placed upon economic reality." 328 U.S. 293, 298 (1946). The *Howey* approach was reiterated in *Forman*, in which the Supreme Court emphasized that "we again must examine the substance – the economic realities of the transaction – rather than the names that may have been employed by the parties." 421 U.S. at 851-52.

In *Forman,* the Court applied a two-part test to analyze whether stock issued by a housing cooperative was a security. If an instrument is both called "stock" and bears the usual characteristics of stock, the stock is deemed to be a "security" and a purchaser may assume that the federal securities laws apply. *Id.* at 850-51. The Court identified five characteristics traditionally associated with stock: (1) the right to receive dividends contingent upon an apportionment of profits; (2) negotiability; (3) the ability to pledge or hypothecate the instrument; (4) the existence of voting rights in proportion to the number of securities owned; and (5) the ability of the purported "security" to appreciate in value. *Id.* at 851.

Taking into account the "economic realities" of the transaction as the *Forman* court requires, the closed cooperative delivery rights and obligations embodied in the Company's Preferred Stock and Common Stock clearly distinguish the Common Stock and the Preferred Stock from what is usually considered stock. Further, neither the Company's Common Stock nor its Preferred Stock falls within the definition of a "security" as promulgated by the *Forman* court because each possesses fewer than all of the characteristics traditionally associated with stock. In particular, neither the Company's Common Stock nor its Preferred Stock is a security based upon the five-factor *Forman* test for the following reasons:

1. *The right to receive dividends contingent upon an apportionment of profits.* As a Subchapter T closed cooperative, the Company distributes the beet payments to its shareholders on a cooperative basis in the form of either cash or unit retains. The amount distributed does not depend upon the number of shares of Common Stock or Preferred Stock owned. Instead, distributions are made to each shareholder on the basis of patronage – the volume and quality of sugarbeets a shareholder delivers to the Company. In *B. Rosenberg & Sons, Inc. v. St. James Sugar Co-Op*, 447 F. Supp. 1, 4 (E.D. La. 1976), aff'd mem., 565 F.2d 1213 (5th Cir. 1977), the court distinguished patronage distributions from dividends stating that "patron dividends are not profits similar to income from ordinary stock investments but ... rebates or refunds to members based solely on patronage and not on the amount of money invested in the stock."

   Unlike typical stock, the beet payments paid to the Company's members are patronage distributions to the Company's members *not* related to a shareholder's initial investment in the Company, but related to each member's labor, efforts and success at growing sugarbeets. The Company pays its members for the beets they deliver to the Company by issuing per ton beet payments. The number of tons a grower delivers to the Company for processing is derived from the number of acres a grower has under contract, which is a function of the number of shares of Preferred Stock. The beet payment does not include any amount generated as a result of the Company's non-member business. Furthermore, Article III, Section 1 of the Articles prohibits the Company from declaring traditional corporate dividends on either the Common Stock or the Preferred Stock. While it is true that the immaterial amount of income from non-member business provides cash flow to the Company, income from non-member business cannot be included in the beet payment in the form of a dividend or other distribution so there is no ability for a shareholder to directly receive a portion of the income or loss from non-member business.

As in *Minn-Dak Farmers Cooperative*, SEC No-Action Letter, 2012 WSB File No. 0924201205 (September 24, 2012), the Company's beet payments are not an apportionment of profits based on the number of shares owned and the Company is prohibited from issuing dividends on either its Preferred Stock or Common Stock. Therefore, the characteristic of the right to receive dividends contingent upon an apportionment of profits does not exist with respect to the Company's Common Stock or its Preferred Stock.

2. *Negotiability or transferability.* As indicated above, the Board of the Company must approve all transfers and sales of stock. Ownership of Common Stock is restricted to eligible producers and each shareholder-producer must own one share of Common Stock to own any shares of Preferred Stock. Likewise, ownership of Preferred Stock is restricted to holders of Common Stock and thus, ownership is restricted to sugarbeet producers. Moreover, ownership of Preferred Stock and Common Stock is further restricted to those operators who operate within geographic territories served by the Company. Further, ownership of Common Stock and Preferred Stock is restricted to persons who patronize the Company under the Grower Contracts. The Company's right to redeem its Common Stock for par value further reduces the negotiability and development of any potential market for the Common Stock. The redemption right is triggered by the failure of the shareholder to be eligible to hold shares in the Company, the transferability is further limited to those eligible shareholders who contribute, through patronage, to the operation of the Company on a cooperative basis.

The Company is a closed cooperative. By its very nature, a sugarbeet marketing cooperative structured as a closed cooperative experiences transfers of its delivery rights. The key difference between transfers of the Company's Preferred Stock and stock in a traditional corporation is that these "transfers" are done to move sugarbeet delivery rights between sugarbeet farmers, at all times subject to tight transfer limitations regulated by the Board of the Company. The Company's Right of First Refusal serves the same purpose as a redemption right by limiting transferability. Any proposed transfer of Preferred Stock must first be put to the Company who can exercise the Company Right of First Refusal if the proposed transferee is not an eligible grower who is going to grow sugarbeets for the Company. More importantly, the Board always has the unilateral right to deny a transfer of shares to a holder who is not eligible to be a member or in cases where the Board determines that a transfer is not in the best interest of the Company. The Company's Right of First Refusal, together with the Board's right to approve (or not approve) all transfers, severely limits the transferability of the shares of Preferred Stock.

As in *Minn-Dak Farmers Cooperative*, SEC No-Action Letter, 2012 WSB File No. 0924201205 (September 24, 2012), *Handy Hardware Wholesale, Inc.*, SEC No-Action Letter, 2006 WL 1816942 (June 29, 2006), *National Consumer Cooperative Bank*, SEC No-Action Letter, 2011 WL 22530 (January 3, 2011), *American Truckload Cooperative, Inc.*, SEC No-Action Letter 1993 WL 262725 (July 1, 1993), and similar other no-action requests by cooperatives, as well as the Staff's decision in the *American Crystal Sugar Co.*, SEC No-Action Letter, 1984 WL 45677 (February 19, 1984) (the Company's Right of First Refusal and Board approval of transfer has not changed since 1984), the restrictions on transferability applicable to the Company's Common Stock and Preferred Stock differentiate it from typical "stock." Therefore, the characteristic of negotiability or transferability is not meaningfully existent with respect to the Company's Common Stock or its Preferred Stock.

3. *The ability to be pledged or hypothecated.* Under Article I, Section 6 of the Bylaws, all of the outstanding shares of Common Stock and Preferred Stock are subject to a perpetual, automatic lien in favor of the Company for any indebtedness of the grower to the Company. This indebtedness may be related to any farm inputs that growers are required to purchase from the Company or to liquidated damages due as a result of non-compliance with the Grower Contracts. The Company does not make cash loans to its shareholders and accordingly, no indebtedness secured by this automatic pledge is for borrowed money. Therefore, the pledge in favor of the Company is significantly different from a typical pledge by security owners for debt.

   As mentioned above, shareholders of the Company may pledge their shares of Preferred Stock to a bank or other lender as security in connection with a loan to finance their farming operations. While there is no prohibition on pledging Common Stock, shareholders do not generally pledge their share of Common Stock. Like Minn-Dak and other farm cooperatives, the Company does not prohibit the pledging of its shares of Preferred Stock because its growers need to have the ability to pledge their significant farming assets (of which the Preferred Stock is one) to finance their farm operations.

   The fact that ownership of the Common Stock and Preferred Stock is limited to eligible producers, and any purported transfer of such shares must be approved by the Board, operates as a significant restriction on the ability of the Preferred Stock to be otherwise pledged or hypothecated. The intended beneficiaries of any purported pledge or hypothecation cannot obtain the typical legal or economic benefits thereof as would the beneficiaries of a pledge or hypothecation of true securities. Since a lender can only hold shares of the Company's Preferred Stock for purposes of Article I, Section 3 of the Bylaws – to sell or transfer such shares to an eligible grower – there is little, if any, economic value to the lender in holding the Preferred Stock in anticipation of distributions upon a dissolution of the Company in the distant future. In fact, a lender has an incentive to transfer the shares of Preferred Stock to an eligible grower as soon as possible in order to realize value on its collateral.

As in *Minn-Dak Farmers Cooperative*, SEC No-Action Letter, 2012 WSB File No. 0924201205 (September 24, 2012), the ability to pledge the Company's Common Stock and Preferred Stock exists, but it is substantially limited, differentiating the Company's Common Stock and Preferred Stock from typical "stock." Therefore, the characteristic of the ability to be pledged or hypothecated is not meaningfully existent with respect to the Company's Common Stock or Preferred Stock.

4. *Conferring of voting rights in proportion to the number of shares owned.* Only the Company's Common Stock bears voting rights; the Preferred Stock does not bear any voting rights. Each holder of Common Stock is entitled to only one vote, regardless of the number of shares of Preferred Stock held. As in *Minn-Dak Farmers Cooperative*, SEC No-Action Letter, 2012 WSB File No. 0924201205 (September 24, 2012), neither the Company's Common Stock nor Preferred Stock confers voting rights in proportion to the number of shares owned.

5. *The capacity to appreciate (or depreciate) in value.* While the Company's Common Stock technically has the capacity to appreciate or depreciate in value, it does not. The Company has not sold a share of Common Stock for higher than its par value since the Company's formation in 1973. This total lack of appreciation is because the transferee can purchase a share of Common Stock from the Company in order to become a member, but only at its par value of $10, and when the transferor ceases to be a member, the transferor can sell a share of Common Stock to the Company, but only at its par value of $10. Therefore, there is no change in value of the Common Stock.

   While the Company's Preferred Stock does appreciate and depreciate in value, a sugarbeet grower's decision to buy or sell shares of Preferred Stock is based on a grower's desire to grow more or fewer acres of sugarbeets, not necessarily on a desire to earn a return on a financial investment. While it is true that management of the Company *can* add value to the actual beet payment paid to growers, the value of such activity is immaterial compared to how the selling price of sugar impacts beet payments. A grower becomes a shareholder of the Company not to realize a profit on the resale of the grower's shares of Preferred Stock, but to realize the potential economic benefits of a guaranteed market for sugarbeets and a higher return on his farming activities. The inducement for a grower to purchase the stock is solely to realize the benefits of doing business with the Company on a cooperative basis; it is not to invest for profit. In the same vein, in *Forman* it was found that a share in a cooperative housing project was not a security because "the inducement to purchase was solely to acquire subsidized low-cost living space; it was not to invest for profit." 421 U.S. 837, 851.

As in *Forman*, ownership of the Company's Preferred Stock is merely incidental to the Grower Contracts and the relationship of the Company to its growers as a producer. *See also, Grenader v. Spitz*, 537 F.2d 612, 618 (C.A.N.Y. 1976). The Preferred Stock held by a member determines only the number of acres of sugarbeets the member may plant and deliver to the Company under the Grower Contracts. The Preferred Stock held by a member does not determine that member's participation in the net income of the Company, nor does it determine that shareholder's return on the purchase price of, or "investment" in, the Preferred Stock. As a cooperative, the Company is operated for the mutual benefit of its members as producers – not as shareholders. *See Affiliated of Florida, Inc.*, SEC No-Action Letter, 1987 WL 108467 (September 25, 1987) ("The fundamental characteristics of an agricultural cooperative is that it is operated for the mutual benefit of its members as producers— not as stockholders. Advantages which accrue to a member of a cooperative accrue primarily because of his patronage with the association and not because of any financial investment he may have made therein"), quoting *Co-Operative Grain & Supply Co. v Commissioner*, 407 F.2d 1158, 1163 (8th Cir. 1969). The member's "financial return" on its Preferred Stock relates directly to his patronage of the Company, the production of sugarbeets and the sugar market. In *Grenader v. Spitz*, the court rejected the characterization of stock in a cooperative apartment building as a security despite the fact that the tenant had the opportunity to make a profit when the tenant sold "his apartment and his shares to a new and approved lessee-purchaser at whatever price the real estate market then permits." 537 F.2d at 618. This was because the economic reality presented by *Grenader* was that of a real estate transaction and not an investment in a security. *Id.* at 617. Similarly, the economic reality of ownership of Preferred Stock in the Company is participation in a sugarbeet farming cooperative and not an investment in a security. When a grower makes a decision to grow sugarbeets for the Company, that grower is making that decision based on his or her perception of the value of growing sugarbeets. This "value" perception is reflected in what a grower is willing to pay for a share of Preferred Stock. Over the years, what a grower has been willing to pay to grow sugarbeets for the Company has both increased and decreased.

This economic reality is also evidenced by the fact that the Preferred Stock may only be held by or transferred to eligible farm operators. As defined in the Articles and Bylaws, operators are essentially persons engaged in sugarbeet farming near the Company and its facilities. This ownership requirement ensures that the business of the shareholder (sugarbeets) is consistent with the economic reality of ownership of stock – participation in a sugarbeet Company – and not an investment in a security.

The Company's Right of First Refusal ensures that the Preferred Stock is not being purchased for investment purposes. Under the Company's Right of First Refusal, the repurchase price for either the Common Stock or the Preferred Stock is par value. A shareholder who intends to hold the Preferred Stock for investment purposes who did not patronize the Company would be required to sell that Preferred Stock to receive any economic value for the shares. When such a holder tries to sell shares of Preferred Stock, the shares would be subject to repurchase by the Company at a price that could be less than the shareholder paid to acquire the Preferred Stock. In the unlikely event a secured lender forecloses on shares of Preferred Stock, the intent of the lender is to realize the value of the collateral, not to invest in the Company. A lender's gain or loss on the sale of Preferred Stock would be impossible to determine. The Company believes that Board approval of all transfers and Company's Right of First Refusal is a significant deterrent to any eligible producer who seeks to acquire the stock solely for investment purposes.

Moreover, the Staff has granted favorable "no-action" relief to several companies whose stock has the capacity to appreciate or depreciate in value. *E.g., Minn-Dak Farmers Cooperative*, SEC No-Action Letter, 2012 WSB File No. 0924201205 (September 24, 2012), *Associated Grocers of New England, Incorporated*, SEC No-Action Letter, 1989 WL 246382 (October 5, 1989) (citing *Associated Grocers, Inc.* SEC No-Action Letter, 1988 WL 233663 (February 12, 1988) and *Affiliated of Florida, Inc.*, SEC No-Action Letter, 1987 WL 108467 (September 25, 1987)). Accordingly, the potential for appreciation or depreciation in value of the Company's Preferred Stock should not be cause to find that the Company's Preferred Stock is a security, given that the impetus to purchase the Preferred Stock is so clearly tied to the business relationship between the member and the Company. The motivation to purchase the Preferred Stock is not to make a profit on the sale of the Preferred Stock but rather to have the right to grow and deliver sugarbeets to the Company. The fact that a grower can sell his shares of Preferred Stock at a price that is higher or lower than what he paid for those shares is connected to the desire (or lack thereof) to grow sugarbeets. The Motivation to purchase Common Stock or Preferred Stock is not to make a profit on the stock, so the *Forman* factors and other features of ownership weigh against characterization of the Company's stock as a "security".

B. Neither the Common Stock nor the Preferred Stock is an "Investment Contract"

One category of "security" under Section 2(a)(1) of the 1933 Act and Section 3(a)(10) of the 1934 Act is an investment contract. The *Forman* court applied the test from *Howey* to determine whether an instrument is an investment contract. *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 852 (1975). That test is "whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others." *Securities and Exchange Commission v. W.J. Howey Co.*, 328 U.S. 293, 301 (1946), quoted in *Forman*, 421 U.S. at 852. The types of profits which may motivate an investor who purchases an investment contract include appreciation of capital and participation in a venture's earnings. *Forman*, 412 U.S. at 852. The Court drew a distinction between an investor who is "attracted solely by the prospects of a return on his investment" and a purchaser who is "motivated by a desire to use or consume the item purchased." *Forman*, 412 U.S. at 852-53 (quoting *Howey*, 328 U.S. at 300).

Neither the Company's Common Stock nor its Preferred Stock is an investment contract under the *Howey* test as articulated in *Forman*. The Company's members do not invest in the Common Stock or Preferred Stock to realize returns derived from the efforts of the Company's management, but rather to obtain the right to do business on a cooperative basis with the Company, and to realize a return on a member's own efforts as a sugarbeet producers. As mentioned elsewhere, growers receive a beet payment for the sugarbeets they deliver to the Company based upon a proportionate share of the net proceeds (revenue less expenses) of the Company. Federal courts relying on *Forman* and *Howey* have declined to find investment contracts where any profit motive by the purchaser is "purely incidental" to other objectives for entering into a transaction. *See, e.g., Grenader v. Spitz*, 537 F.2d 612, 618 (2d Cir. 1976), *cert. denied*, 429 U.S. 1009 (1976). Federal courts have also recognized that a cooperative's stock is not necessarily a security where there is a possibility of gains from appreciation in the value of a member's stock because the possibility of such gains may be incidental to the member's primary purpose of obtaining goods and services from the cooperative. *See, e.g., Great Rivers Co-Op of Southeastern Iowa v. Farmland Industries, Inc.* 198 F.3d 685, 699 (8th Cir. 1999) (in finding capital credits and stock in an agricultural cooperative were not a security, court stated that the holders "enter into the cooperative relationship not in expectation of the profits that will be generated from such a relationship but instead to reap the benefits of that relationship"); *see also Associated Wholesalers, Inc.*, SEC No-Action Letter, 1986 WL 65423 (April 24, 1986). This is similar to the case before the court in *St. James Sugar*. In that case, the court stated that "[t]he inducement to purchase was membership in an association that would provide the sugar cane farmer with services he might not otherwise obtain that is, the assurance of a place to process and market the fruits of his labor. The cooperative member did not participate for the purpose of obtaining profits from investment securities." *B. Rosenberg & Sons, Inc. v. St. James Sugar Co-Op*, 447 F.Supp. 1, 4 (E.D. La. 1976), *aff'd mem.*, 565 F.2d 1213 (5th Cir. 1977). As the court in *St. James Sugar* clearly recognized, an agricultural cooperative like the Company "is operated for the mutual benefit of its members as producers not as stockholders. Advantages which accrue to a member of a cooperative accrue primarily because of his patronage with the association and not because of any financial investment he may have made therein." *Id.*

Neither the Company's Common Stock nor its Preferred Stock is an investment contract because the members do not expect to receive, and do not receive, profits derived from the managerial efforts of others. The Company's members purchase shares of Common Stock and Preferred Stock with the expectation of receiving financial benefits through their own skill in the management of their respective farming businesses; they hope to maximize the financial success of their farming business through the ready market the Company provides for sugarbeets that would not exist without the Company.

C. The Purpose of Section 15(d) Is Not Furthered by Continued Reporting.

The purpose of the reporting obligation under Section 15(d) is to provide a sufficient stream of current information to investors and the general public with respect to companies issuing registered securities. The SEC has summarized the purpose of the reporting obligations as follows:

> The purpose of Section 13 [which requires periodic reporting] is to provide investors and the public with current information concerning the business activities of issuers with securities registered under Section 12. Section 15(d) of the Exchange Act imposes a similar periodic reporting obligation on any issuer with respect to a class of securities registered under the Securities Act of 1933 (the "Securities Act"). The purpose of Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply.

Rel. No. 34-20263 (Oct. 5, 1983) (proposing revisions to Rule 12h-3). For the reasons set forth below, the purpose of Section 15(d) is not furthered by continued reporting by the Company.

First, there is no public market in which the Common Stock or Preferred Stock is traded and there has never been such a market. Where there is no public market, there is no public purpose in continued reporting. While there are private transfers and sales of the Preferred Stock, the Company believes these transfers of shares of Preferred Stock are primarily for estate planning purposes, transfers among family members, transfers related to continued ownership of the shares by various entities or joint ventures, and transfers related to planting decisions by sugarbeet growers and farmers. All transfers of stock must be exclusively to those eligible to hold stock in the Company (i.e. farm operators) who comply with the Stock Policy.

Second, the Company has not sold any shares of Preferred Stock since 1998, whether in a transaction registered under the 1933 Act or in a transaction exempt from registration. Further, since 1998, the Company has sold shares of its Common Stock only at par value and only to transferees of Preferred Stock who did not also hold Common Stock. These sales by the Company of its Common Stock were to enable the transferee to become a member of the Company and to satisfy the requirement that each member must hold one share of Common Stock. Thus, not only is there no public trading market for the Company's Common Stock as Preferred Stock, but over 14 years have passed since the Company issued any Preferred Stock in a registered transaction or sold any stock for capital raising purposes.

Finally, the Company provides information to its members and prospective members through means other than 1934 Act reporting. Annually, in accordance with Article III, Section 13(e) of the Bylaws, the Board requires the Company to provide an annual report with audited financial statements to all its members. In addition, under the Grower Contacts, the Company is required to pay members for their sugarbeets. When notifying the members of the amounts to be paid, the Company provides members with a statement of the number of pounds of extractable sugar obtained during the harvest, the estimated and final price per pound of sugar, agri-products revenue, the operating costs and other contractual adjustments. This statement provides the members with current information regarding the results of a specific year's harvest and calculates the beet payment to be made to members.

If the Staff grants this requested no-action position, the Company will continue to deliver periodic grower statements and annual audited financial statements to its members. Further, if the Staff grants this requested no-action position, the Company will provide to each interested eligible prospective member, upon request, the most recent annual report and related financial statements for so long as the Company relies on the no-action position.

Other companies have requested and received no-action relief on the basis that their stock, note or other instrument does not constitute a "security" within the meaning of the 1933 Act or the 1934 Act. Many of these companies were seeking the Staff's concurrence with their position because they were considering the possible sale of the instrument or a transaction involving the instrument (reorganization, merger or the like). However, there are numerous no-action requests where the requesting Company was reporting under the 1934 Act and the request involved termination of 1934 Act reporting. For example, in *Minn-Dak Farmers Cooperative*, SEC No-Action Letter, 2012 WSB File No. 0924201205 (September 24, 2012) and in *National Consumer Cooperative Bank*, SEC No-Action Letter, 2011 WL 22530 (January 3, 2011), the Staff concurred in a no-action request by a cooperative bank to terminate its periodic and current reports under the 1934 Act. In addition to the factors the Company identifies above that support its position that the purpose of Section 15(d) is not furthered by the Company's continued reporting, the cooperative bank was also subject to an alternative regulatory scheme. However, other no-action requests demonstrate that termination of 1934 Act reporting is appropriate even when the requesting reporting company is not subject to an alternative regulatory scheme.

In *Minn-Dak Farmers Cooperative*, SEC No-Action Letter, 2012 WSB File No. 0924201205 (September 24, 2012), Minn-Dak, (a cooperative very much like the Company operated in the same geographic region of the Company) received no-action relief on its request to terminate its reporting under the 1934 because its stock did not constitute a security. Further, in *Handy Hardware Wholesale, Inc.*, SEC No-Action Letter, 2006 WL 1816942 (June 29, 2006), the Staff concurred with a 1934 Act reporting cooperative's request to terminate its 1934 Act reporting because its stock and notes were not securities. The Staff has reached similar conclusions in response to the no-action requests of other 1934 Act reporting companies. *See Professional Veterinary Products, Ltd.*, SEC No-Action Letter, 1996 WL 391681 (July 12, 1996); *Affiliated of Florida, Incorporated*, SEC No-Action Letter, 1987 WL 108467 (September 25, 1987) and *Associated Grocers, Incorporated*, SEC No-Action Letter, 1988 WL 233663 (February 12, 1988).

Other than National Consumer Company Bank, none of the other reporting companies identified above were subject to alternative regulatory schemes. Similarly, notwithstanding the fact that the Company is not subject to an alternative regulatory scheme, the public interest is not served by the Company's continued 1934 Act reporting.

Thank you for your time and attention to this request. In an effort to expedite your review and consideration of this request, my client and I would like to schedule an in person meeting at your offices to discuss any outstanding issues or concerns you may have after you review this letter. If you should have any questions, require any additional information or would like to schedule a meeting to discuss this request, please do not hesitate to contact me

Respectfully submitted,

/s/ Kimberly A. Lowe

Kimberly A. Lowe

cc: Daniel C. Mott
Thomas Astrup

Attachments:

Appendix A	Amended and Restated Articles of Incorporation of American Crystal Sugar Company
Appendix B	Amended and Restated Bylaws of American Crystal Sugar Company
Appendix C	Five Year Agreement between Growers and American Crystal Sugar Company
Appendix D	Annual Growers Agreement
Appendix E	Distributions of Net Proceeds Attributable to American Crystal Sugar Company
Appendix F	Stock Ownership Policy

5906001_6.docx

APPENDIX A

Amended and Restated
Articles of Incorporation
of
American Crystal Sugar Company

ARTICLE I
NAME, PURPOSE AND NATURE OF BUSINESS

Section 1. The name of this cooperative corporation shall be American Crystal Sugar Company.

Section 2. The purpose of this corporation shall be to receive, handle, manufacture, process and market the agricultural products of its shareholders and other persons; to purchase, handle, and distribute agricultural supplies and equipment to its shareholders and other persons; and to perform any and all related services for its shareholders and other persons. To this end, all of this corporation's activities shall be conducted upon the cooperative plan and it shall have all of the power now or hereafter granted to such cooperative corporations by Minnesota statutes.

Section 3. The general nature of the business of this corporation shall be to engage in any activity in connection with the marketing, selling, preserving, drying, manufacturing, processing, storing, handling, shipping or utilization of sugarbeets and other agricultural products produced or delivered to it by its shareholders and other persons and with the manufacturing and marketing of the by-products thereof, to provide facilities and services therefore, and to engage in any activities in connection with the purchasing, manufacturing, selling, warehousing, handling, shipping, distributing, and otherwise dealing in and procuring for its shareholders or other persons, any and all kinds of supplies and equipment and to perform any and all services to or for its shareholders or other persons as may be required by them in their respective operations, and in the financing of such activities.

Section 4. The principal place of transacting the business of this corporation shall be in the City of Moorhead, County of Clay and State of Minnesota. The current registered office is: 101 North Third Street, Moorhead, Minnesota 56560.

Section 5. This corporation shall not market the products of non-shareholders in an amount, the value of which exceeds the value of the products marketed for shareholders. It shall not purchase supplies and equipment for non-shareholders in an amount, the value of which exceeds the value of supplies and equipment purchased for shareholders.

ARTICLE II
PERIOD

The period of duration of this corporation shall be perpetual.

ARTICLE III
CAPITAL STOCK

Section 1. The maximum amount of authorized capital stock of this corporation shall be $46,102,000, divided into $40,000 par value common stock and $46,062,000 par value preferred stock. The common stock shall be divided into 4,000 shares of the par value of $10 each. The preferred stock shall be divided into 600,000 shares of the par value of $76.77 each. No dividend shall be paid on either the common stock or preferred stock.

Section 2. Only the holders of common stock shall have voting power in this corporation. An individual person shall not be permitted to cast more than one vote on any matter submitted for a vote of the common shareholders, whether acting on behalf of such individual, as a voting representative of a common shareholder which is not a natural person, or a combination of both.

Section 3. The ownership of the common stock in this corporation shall be restricted to "operators" who reside in the territories served by this corporation. The bylaws shall define the term "operator" and may further restrict common stock ownership to operators who purchase securities of this corporation in an amount and of a type prescribed by the board of directors.

Section 4. The preferred stock shall be preferred as to assets upon dissolution. In the event of dissolution, the holders of preferred stock shall be entitled to be paid the par value of their shares prior to any payments to the holders of common stock.

Section 5. The holders of common stock shall not be entitled, as shareholders, to any share in the savings of this corporation and the net income in excess of additions to reserves shall be distributed to common shareholders on the basis of patronage. Patronage refunds may be distributed in cash or credits as more particularly provided in the bylaws. Patronage dividends distributed in credits shall be redeemable only as directed by the board of directors. The records of this corporation may show the interest of shareholders in the reserves. In the event of dissolution such dividends shall be paid after the redemption of the preferred stock but prior to redemption of the common stock.

Section 6. Shares of the capital stock of this corporation shall be transferable only with the approval of the board of directors.

ARTICLE IV
DIRECTORS

Section 1. The governance of this corporation shall be vested in a board of not less than five (5) directors; the exact number to be stated in the Bylaws. All members of the board of directors shall be either common shareholders of this corporation, or in the case of a common shareholder who is other than a natural person, a duly appointed or elected representative of such common shareholder who meets the qualifications for directors set forth in the Bylaws.

Section 2. Members of the board of directors shall be elected at the factory district meetings of the common shareholders of this corporation for such terms and in such manner as prescribed in the bylaws. The bylaws shall provide that directors be elected from the various geographical areas served by this corporation, which areas shall be the factory districts.

Section 3. No director of this corporation shall be personally liable to this corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(a) For a breach of the director's duty of loyalty to this corporation or its shareholders;

(b) For actions or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

(c) For a transaction from which the director derived an improper personal benefit; or

(d) For an act or omission occurring prior to the date when the provisions of this section became effective.

It is the intention of the shareholders of this corporation to eliminate or limit the personal liability of the directors of this corporation to the greatest extent permitted under Minnesota law. If amendments to the Minnesota Statutes are passed after this section becomes effective which authorize cooperatives to act to further eliminate or limit the personal liability of directors, then the liabilities of the directors of this corporation shall be eliminated or limited to the greatest extent permitted by the Minnesota Statutes, as so amended. Any repeal or modification of this Section by the shareholders of this corporation shall not adversely affect any right of or any protection available to a director of this corporation with respect to acts which occurred prior to the time of such repeal or modification.

ARTICLE V
INCORPORATORS

The names and addresses of the incorporators of this cooperative association are as follows:

Wilburn Brekken	Crookston, Minnesota 56716
Lloyd Morwood	Forest River, North Dakota 58223
Herb Anderson	Hillsboro, North Dakota 58045
Walter Nyquist	Route 2 Moorhead, Minnesota 56560
A.C. Bloomquist	516 South 7th Street Moorhead, Minnesota 56560
Tom Sinner	Route 1 Casselton, North Dakota 58012
Alfred Jensen	Stephen, Minnesota 56757
Patrick Benedict	Sabin, Minnesota 56580
Morris Dahl	Drayton, North Dakota 58225
Ralph Larson	Route 2 E. Grand Forks, Minnesota 56721
Arnet Weinlaeder	Drayton, North Dakota 58225
Armin Ross	Fisher, Minnesota 56723
Harold Thorson	Route 1 E. Grand Forks, Minnesota 56721

Amended August 27, 1975
Amended June 16, 1976
Amended December 7, 1989
Amended August 31, 1994Amended and Restated April 22, 1998

APPENDIX B

Amended and Restated

Bylaws

of

American Crystal Sugar Company

ARTICLE I
SHAREHOLDERS

Section 1. Qualifications to Become a Common Shareholder. Any person, firm, partnership, or corporation who is a bona fide sugarbeet farm operator in the territory in which this corporation is engaged in business and who agrees to purchase securities of this corporation and to abide by its Articles of Incorporation and Bylaws, may, upon approval of the board of directors, become a common shareholder of this corporation. The term Operator shall mean the person, firm, partnership or corporation who is the legal owner of the sugarbeet crop, who has a majority financial interest in the crop, and who has general control of the sugarbeet operations on the farm where the sugarbeet crop is grown.

Section 2. Purchase of Securities. To become a common shareholder of this corporation an eligible person, firm, partnership or corporation must purchase one share of common stock of this corporation and further purchase the preferred stock of this corporation in an amount prescribed by this corporation's board of directors, which amount will be prescribed in proportion to the acreage of sugarbeets which the common shareholder from time to time places under contract with this corporation.

Section 3. Sale and Transfer of Shares. Whenever any shareholder desires to sell his common and preferred stock, he shall first offer it to this corporation for purchase by this corporation at the par value thereof. In the event such stock is not purchased by this corporation after receipt of a written notice from the shareholder offering the said stock for sale, then the shareholder may sell said stock to any person, firm, partnership or corporation who will fall within the definition of "operator" as set forth in these bylaws. Said sale and transfer of stock shall be approved by the board of directors if:

(a) The location of the land upon which the transferee proposes to grow the beets, in the judgment of the board of directors, does not disrupt the beet delivery system and does not increase the beet delivery costs to this corporation,

(b) The transfer does not, in the judgment of the board of directors, create an uneconomic beet growing unit, and

(c) The transfer is not, in the judgment of the board of directors, detrimental to the best interests of this corporation.

A mortgage, pledge, or hypothecation of shares shall not be considered a sale or transfer and such mortgage, pledge or hypothecation including the subsequent foreclosure thereof or transfer to the secured party in lieu of foreclosure, shall be deemed complete, if otherwise complete, without the necessity of approval of the board of directors. Transfer of ownership of shares to the secured party through foreclosure or transfer in lieu of foreclosure shall not render the secured party an operator as to the acres of sugarbeets under a contract supported by those preferred shares. Such secured party is a shareholder for the purposes of this Section 3 of Article I.

Section 4. Ineligibility of a Common Shareholder. Whenever the board of directors, by resolution, finds that a common shareholder has become ineligible to be such, the board may refund to such common shareholder or his legal representative, the par value of the common stock held by such shareholder and, upon such payment, said common shareholder shall cease to have voting rights in this corporation. Such resolution may only be adopted by the board of directors at a meeting, 20 days written notice of which was served upon the common shareholder alleged to be ineligible by United States Certified Mail. Said notice shall state with particularity the grounds upon which the common shareholder is alleged to be ineligible and such common shareholder shall be entitled to be heard thereon. A common shareholder may be found to be ineligible by reason of:

(a) Failure to meet the operator definition of Article I, Section 1, or

(b) Failure to abide by the Articles and Bylaws of this corporation, or

(c) Failure to abide by the terms of the marketing agreement, or

(d) Failure to abide by this corporation's agriculture regulations and policies.

Upon redemption of the common stock as provided in this Section 4 of Article I, the right to deliver sugarbeets to this corporation shall terminate.

Section 5. Redemption of Preferred Stock Unit Retains, and Other Equity Interest. No shareholder shall have any right whatsoever to require the redemption of his preferred stock, unit retains, or other equity interests in this corporation, and such redemption or retirement of preferred stock, unit retains, or other equity interests shall be as authorized, from time to time, by the board of directors.

Section 6. First Lien. This corporation shall have a first lien on all shares of its capital stock, and on all equity, patronage capital, unit retains, and other equity interests standing on its books, for all indebtedness of the respective shareholders or owners thereof to this corporation. This corporation shall also have the right, exercisable at the option of the board of directors to set off such indebtedness against the amount of such capital stock, patronage capital, unit retains and other equity interest standing on its books; provided, however, that nothing contained herein shall give the holder of such interests any right to have such set-off made. This corporation may subordinate this lien to other indebtedness secured by such capital stock, equity, patronage capital, unit retains, and other equity interests.

ARTICLE II
SHAREHOLDER MEETINGS

Section 1. Annual Meeting. The annual meeting of the common shareholders of this corporation shall be held on a date to be determined by the board of directors in December of each year at such place within or without the State of Minnesota as the board of directors may designate in the notice of the meeting. Written notice of meetings of the common shareholders shall be given to each common shareholder by mail at his last known post office address as the same appears upon the books and records of this corporation, which notice properly addressed, shall be placed in the United States Mail not less than fifteen (15) days prior to the date of the meeting.

Section 2. Special Meetings. Special meetings of the common shareholders may be called by a majority vote of the directors of this corporation or upon the written petition of at least twenty (20) percent of the common shareholders, in which case it shall be the duty of the president to cause due notice of the meeting to be given. Notice of a special meeting of common shareholders shall state the time, place and purpose of the special meeting and shall be issued within ten (10) days from and after the date of presentation of such a petition, and the special meeting shall be held within thirty (30) days from and after the date of the presentation of such a petition. Mailed notice of a special meeting shall be given in the same manner as prescribed for a notice of a regular meeting of common shareholders.

Section 3. Mail Voting. Any common shareholder who is absent from any meeting of the common shareholders may vote by mail on the ballot hereinafter prescribed, upon any motion, resolution or amendment which the board of directors may in its discretion submit to the common shareholders for vote by them. Such ballot shall be in the form prescribed by the board of directors and shall contain the exact text of the proposed motion, resolution or amendment to be acted upon at such meeting and the date of the meeting; and shall also contain spaces opposite the text of such motion, resolution or amendment in which such common shareholder may indicate his affirmative or negative vote thereon. Such common shareholder shall express his choice by making an "x" in the appropriate space upon such ballot. Such ballot shall be signed by the common shareholder and when received by the secretary of this corporation, shall be accepted and counted as the vote of such absent common shareholder at such meeting.

Section 4. Quorum. At any regular, special or factory district meeting of the common shareholders, the quorum necessary to the transaction of business shall be ten percent of the total number of common shareholders entitled to vote at such meeting, present in person or by mailed votes. Should the number of common shareholders entitled to vote at such meeting exceed the number of 500, then in that event, 50 common shareholders present in person or by mail votes shall constitute a quorum. The fact of a quorum shall be established by a registration of the common shareholders of this corporation present at such meeting, which registration shall be verified by the secretary of this corporation or the presiding officer of a factory district meeting, as the case may be, and shall be reported in the minutes of the meeting.

Section 5. Proxy or Cumulative Voting. No proxy or cumulative voting shall be allowed at any meeting of the common shareholders of this corporation.

ARTICLE III
DIRECTORS

Section 1. Factory Districts. The election of directors of this corporation shall be by factory districts. There shall be five factory districts which shall be geographically described as designated on the master factory district map on file in the company's main office. Additional factory districts may be established by amendment to these Bylaws.

Section 2. Number of Directors. The board of directors of this corporation shall consist of three directors from each of the factory districts.

Section 3. Election of Directors. The board of directors shall call factory district meetings of the common shareholders belonging to that factory district to be held at least seven days prior to the annual common shareholders' meeting. The factory district meetings shall be presided over by the incumbent director whose term of office is the last to expire, except that the board of directors shall designate the person to preside over a factory district meeting when such an incumbent director is not available. The notice of said factory district meetings shall be given by mail in the same fashion as notice of common shareholders' meetings specified in Article II, Section 1, of these bylaws. Directors shall be elected by ballot at said factory district meetings. Nominations for director may be made by petition signed by at least ten members and submitted to the secretary at least five days prior to the date of the district meeting. The secretary shall prepare ballots, containing such nominations, for distribution at the district meetings. Nominations may also be made from the floor at the factory district meetings and space shall be provided on the ballots for nominations from the floor. Upon request common shareholder lists by factory district shall be made available to those persons nominated for election as a director thirty (30) days prior to the factory district meeting.

Section 4. Determination of Districts. A common shareholder shall belong to and vote in the factory district where the shareholder resides. A common shareholder who is other than a natural person shall belong to, and its representative shall vote in, the factory district where such common shareholder has its principal place of business. In appropriate cases, the board of directors may, upon request of a common shareholder, assign such common shareholder a different factory district. The determination of the board of directors as to a shareholder's factory district shall be in all respects, conclusive.

Section 5. Qualifications of Directors. Directors representing a factory district shall be elected from among the common shareholders or representatives of such shareholders who are other than natural persons, belonging to that district. If eligible for election under this section when elected, a director shall remain eligible to serve out the term for which elected, notwithstanding a change in his factory district. No common shareholder who contracts for the delivery of sugarbeets to any processor other than this corporation shall be eligible to serve on the board of directors of this corporation. A common shareholder who is other than a natural person may designate an individual representative of such common shareholder to be eligible for election as a director of this corporation; provided, that such individual representative must be actively operating the farm upon which the sugarbeets of the common shareholder are grown. No person shall serve more than four (4) consecutive three (3) year terms as a director.

Section 6. Terms of Directors. Directors shall be elected for terms of three years, and one director shall be elected each year from each factory district.

Section 7. Commencement of Term. Directors who are elected at the factory district meetings shall take office immediately at the close of the next annual meeting and shall hold office until their successors are duly elected and qualified.

Section 8. Election of Officers. Promptly following each annual common shareholder's meeting, the board of directors shall convene and organize. It shall elect from its membership, a chairman and one or more vice chairmen. The board shall also elect a president, one or more vice presidents, a secretary, a treasurer and such additional officers deemed necessary, none of whom need be directors or shareholders of this corporation. Any officer elected by the board of directors may be removed by the board for cause.

Section 9. Quorum. A quorum for meeting of the board of directors shall be a majority of the directors. A majority vote of the directors present (a quorum being present) shall decide all questions except where a greater vote is expressly required by law or these bylaws.

Section 10. Vacancies. The common shareholders of a factory district shall have the power at any regular or special common shareholders' meeting (whether a factory district meeting or otherwise) to remove for cause, a director representing that factory district and to fill the vacancy caused by such removal from among the common shareholders of that factory district or representatives of such shareholders who are other than natural persons. A vacancy on the board occurring in any other manner may be filled from among the common shareholders of the proper factory district or representatives of such shareholders who are other than natural persons, by appointment by a majority vote of the directors then in office. The person so appointed shall serve until the next annual or special meeting of the common shareholders of that factory district when a successor shall be elected to serve out the unexpired regular term of said directorship.

Section 11. Meeting. The board of directors shall meet at such time and upon such notice as the board may prescribe. Any business may be transacted at any meeting of the board of directors without the specification of such business in the notice of the meeting.

Section 12. Compensation. Directors may be compensated for their services as directors, rendered to this corporation, as authorized by the board of directors. They shall receive expenses incurred in the performance of their duties to this corporation.

Section 13. Authority of Directors. The directors are authorized to:

(a) Employ and at their pleasure, remove, all agents and employees of this corporation and to fix their compensation, prescribe their duties and enter into employment contracts of any kind not specifically prohibited by the members.

(b) Conduct, manage and control the business affairs of this corporation and make rules and regulations for the guidance of the officers, agents and employees of this corporation.

(c) Incur indebtedness and to direct and authorize the president, vice president, treasurer and secretary or any or all of them to execute on behalf of this corporation, any contracts, notes, mortgages, evidences of indebtedness, or other legal documents.

(d) The board shall provide for the adequate insurance of the property of this corporation or property which may be in the possession of this corporation, or stored by it, and not otherwise adequately insured. In addition, the board shall provide adequate insurance covering liability for accidents to all employees and the public.

(e) Have installed and maintained an adequate system of accounts and records. At least once a year the board shall obtain the services of a competent and disinterested public auditor or accountant who shall audit the books and accounts of this corporation and render a report in writing thereon, which report shall be submitted to the common shareholders of this corporation at their annual meeting. This report shall include at least a balance sheet, an operating statement and a source and application of funds statement for the fiscal period under review.

(f) Do all other things permitted by law and not prohibited by these bylaws.

Section 14. Informal Meetings. The chairman of the board of directors shall call two informal meetings of the board of directors each year to which shall be invited the factory district boards of directors of the Red River Valley Sugarbeet Growers Association.

ARTICLE IV
OFFICERS' DUTIES

Section 1. Chairman of the Board. The chairman of the board of directors shall have supervision of the general policy of this corporation as such policy is from time to time determined by the board of directors. He shall preside at all meetings of shareholders and of the board of directors. He shall call meetings of the board of directors as he deems necessary or desirable and when required to do so by law, the Articles of Incorporation or these Bylaws.

Section 2. Vice Chairmen of the Board. The vice chairmen of the board of directors shall, when necessary because of the chairman's death, absence or inability to act, exercise all the powers and perform all the duties of the chairman of the board. Should the board of directors elect more than one vice chairman of the board, they shall be designated by the numerical order in which they succeed to the duties of the chairman of the board.

Section 3. President. The president shall be the chief executive officer of this corporation in all its operations subject to the control of the board. He shall do and perform all acts incident to the position of president authorized or required by the board, law, Articles of Incorporation or these Bylaws.

Section 4. The Vice Presidents. The vice president shall have such powers and perform such duties as the board of directors may prescribe for those offices and as the president may delegate to those positions.

Section 5. Secretary. The secretary shall keep or cause to be kept complete minutes of each meeting of the members and of the board of directors and of any committees of the board. He shall be the custodian of the corporate records and of the seal thereof, shall supervise the preparation and service of all notice of meetings as required by law or by these Bylaws, shall submit such secretarial reports at the annual and other meetings of the shareholders and directors as required by the board of directors, shall execute those documents directed to be executed by the board of directors and shall perform such other duties as the board of directors may prescribe for that office and as the president may delegate to the position.

Section 6. Treasurer. The treasurer shall have custody and control of all of the funds and securities of this corporation, shall have authority to deposit monies of this corporation in depositories selected by it, shall keep or cause to be kept full and accurate accounts of the receipts and disbursements of this corporation, shall execute those documents directed to be executed by the board of directors and shall perform such other duties with respect to finances as the board of directors may prescribe for that office and as the president may delegate to that position through the chief financial officer of this corporation.

ARTICLE V
PATRONAGE

Section 1. Net Income. That portion of the net income of this corporation resulting from business done with or for members shall be distributed annually on the basis of dollar volume of patronage, in cash or in the form of credits in patronage credit accounts set up on the books of this corporation. Distribution of patronage shall be made as soon as practicable after the close of each fiscal year and written notice thereof shall be sent to each shareholder showing the total amount of distribution made to such shareholder and the manner of such distribution, setting forth the amount distributed in cash and in credits.

Section 2. Qualified Patronage Distribution and Consent Bylaw. When, in the discretion of the board of directors, all or a portion of the net income distributed to members pursuant to Section 1 hereof, should be qualified for exclusion from the taxable income of this corporation pursuant to 26 U.S.C. 1382 (Internal Revenue Code), it shall so declare by resolution, specifying the portion to be so qualified and thereafter, there shall be paid to this corporation's shareholders entitled thereto, in cash prior to eight and one-half months after the close of this corporation's fiscal year, at least 20 percent (20%) of that portion of the patronage dividend distribution so designated by the board of directors for qualification. In such event, each shareholder of this corporation shall, by the act of continuing as a shareholder, and by that act alone, consent that the amount of any distributions with respect to the patronage of this corporation qualified pursuant to this Section, which are made in written notices of allocation (as defined in 26 U.S.C. 1388) and which are received by such shareholder from this corporation, will be taken into account by such shareholder at the stated dollar amount in the manner provided in 26 U.S.C. 1385 for regular tax and alternative minimum tax purposes in the taxable year in which such written notices of allocation are received. In addition, each shareholder of this corporation shall, by the act of continuing as a shareholder, and by that act alone, consent that the amount of any Alternative Minimum Tax-only (AMT-only) qualified patronage credits issued pursuant to Section 6 of this Article which are made in written notices of allocation (as defined in 26 U.S.C. 1388) and which are received by such shareholder from this corporation will be taken into account by such shareholder at the stated dollar amount in the manner provided in 26 U.S.C. 1385 in calculating his federal alternative minimum taxable income for the taxable year in which written notice of allocation is received. The purpose of this consent Bylaw is to make patronage distributions described in this Section qualified written notices of allocation within the meaning of the United States Internal Revenue Code.

Section 3. Nonqualified Patronage Distribution. When, in the discretion of the board of directors, all or a portion of the net income of this corporation distributed to members pursuant to Section 1 hereof, should not be qualified for exclusion from this corporation's taxable income pursuant to 26 U.S.C. 1382, the board of directors shall so declare by resolution, specifying the portion to which qualification shall not apply and upon the adoption of such resolution, the provisions of Section 2 of this Article shall not apply to such portion of the patronage distribution. Such determination may be made separately for regular income tax purposes and for alternative minimum tax purposes.

Section 4. Retirement of Patronage. Whenever in the discretion of the board of directors, the capital represented by patronage is found to be in excess of the amount needed for the operation of the business, such excess may be distributed in cash; and when paid in cash, it shall be the general policy to pay the oldest outstanding patronage first, except that the board of directors may determine to pay either the oldest outstanding qualified patronage or the oldest outstanding nonqualified patronage or a portion of each to facilitate corporate purposes. At the discretion of the board of directors, a shareholder's patronage may be paid in cash in other than the regular order when such patronage is carried on the books of this corporation in respect of a deceased person or when earlier payments of individual amounts will facilitate this corporation's records, aims, purposes and good will. Patronage shall be redeemed only when such redemption is not in violation of any agreements entered into by this corporation.

Section 5. Transfer of Patronage. Patronage capital shall not be transferred except with the approval and consent of the board of directors.

Section 6. Issuance and Cancellation of AMT-only Patronage Credits. The amount by which the taxable income of this corporation resulting from business done with or for members as determined for federal alternative minimum income tax purposes exceeds such taxable income as determined for federal regular income tax purposes, shall be distributed annually on the basis of dollar volume of patronage in the form of AMT-only patronage credits. Written notice thereof shall be sent to each shareholder showing the total amount of such AMT-only patronage credits. The board of directors shall have discretion comparable to that granted in Sections 2 and 3 of this Article to designate all or a portion of AMT-only patronage credits as AMT-only qualified patronage credits or AMT-only nonqualified patronage credits; provided, that AMT-only qualified patronage credits may be issued only if the cash portion of the distribution made pursuant to Section 1 of this Article is increased by 20% of the amount of any AMT-only qualified patronage credits and is paid in the manner and within time provided in Section 2 of this Article. AMT-only patronage credits shall be separate and distinct from patronage credits issued pursuant to Section 1 of this Article. AMT-only patronage credits shall not be redeemable by this corporation and shall automatically be cancelled with no further action required on the part of this corporation when and to the extent that the taxable income of this corporation resulting from business done with or for members as determined for federal regular income tax purposes exceeds such taxable income as determined for federal alternative minimum income tax purposes (excluding income, if any, attributable to cancellation of AMT-only patronage credits and AMT-only unit retains) for a fiscal year. AMT-only patronage credits shall not be subject to Section 4 of this Article, Article XI, nor to any other reference herein to patronage credits and, notwithstanding Section 5 of this Article, shall be deemed transferred proportionately with any transfer of stock pursuant to Section 3 of Article I.

ARTICLE VI
UNIT RETAINS

Section 1. Unit Retains. This corporation, by action of its board of directors, may require investment in its capital in addition to the investments from retained patronage. These investments shall be direct capital investments from a retain on a per ton basis of sugarbeets purchased from its common shareholders, not to exceed 10 percent (10%) of the weighted average gross per ton payment for beets delivered to this corporation (calculated by dividing the total dollar amount required for beet payments by the number of net tons delivered). The unit retains, if required, shall be made on all sugarbeets delivered, in the same amount per ton. Each shareholder, by continuing to be such, agrees that he will invest in the capital of this corporation as prescribed in this Article. Such investments shall be accounted for separately in a unit retain account set up on the books of this corporation.

Section 2. Qualified Unit Retains and Consent Bylaw. Each shareholder of this corporation by the act of continuing as a shareholder and by that act alone agrees that the amount of any unit retain charged such shareholder as provided in Section 1 of this Article and qualified by appropriate action of this corporation pursuant to 26 U.S.C. 1388 will be taken into account by such shareholder at its stated dollar amount in the manner provided in 26 U.S.C. 1385 for regular tax and alternative minimum tax purposes and will be reported by such shareholder in his income tax returns for the taxable year in which qualified written notice of such retain is received. In addition, each shareholder of this corporation shall, by the act of continuing as a shareholder, and by that act alone, consent that the amount of any AMT-only qualified unit retain issued pursuant to Section 6 of this Article and qualified by appropriate action of this corporation pursuant to 26 U.S.C. 1388 will be taken into account by such shareholder at its stated dollar amount in the manner provided in 26 U.S.C. 1385 in calculating such shareholder's alternative minimum taxable income and will be reported by such shareholder in his income tax returns for the taxable year in which a qualified written notice of such retain is received. The purpose of this consent Bylaw is to make such a unit retain described in this Section 2 a "qualified per unit retain" within the meaning of the United States Internal Revenue Code.

Section 3. Nonqualified Unit Retains. When, in the discretion of the board of directors, all or a portion of any unit retain charged as provided in this Article should not be qualified for exclusion from this corporation's taxable income pursuant to 26 U.S.C. 1382, the board of directors shall so declare by resolution, specifying the portion to which qualification shall not apply and upon the adoption of such resolution, the provisions of Section 2 of this Article shall not apply to such portion of the unit retain. Such determination may be made separately for regular income tax purposes and for alternative minimum tax purposes.

Section 4. Retirement of Unit Retains. Whenever in the discretion of the board of directors the capital represented by the unit retain is found to be in excess of the amount needed for the operation of the business, then it shall distribute such excess in cash, and when paid in cash it shall be the general policy to pay the oldest outstanding unit retains first except that the board of directors may determine to pay either the oldest outstanding qualified unit retains or the oldest outstanding nonqualified unit retains or a portion of each to facilitate corporate purposes. At the discretion of the board of directors, unit retains may be paid in cash in other than the regular order when such retains are carried on the books of this corporation in respect of a deceased person, or when earlier payment of other individual amounts will facilitate this corporation's records, aims, purposes and good will. Unit retains shall be redeemed only when such redemption is not in violation of any agreements entered into by this corporation.

Section 5. Transfer of Unit Retains. Unit retains shall not be transferred except with the approval and consent of the board of directors.

Section 6. Issuance and Cancellation of AMT-only Unit Retains. If the taxable income of this corporation resulting from business done with or for members as determined for federal alternative minimum income tax purposes (before patronage distributions) exceeds such taxable income as determined for federal regular income tax purposes for a fiscal year, in its discretion, the board of directors may declare an AMT-only unit retain in the amount of some or all of such excess which shall be allocated among the shareholders on the basis of all sugarbeets delivered, in the same amount per ton. Written notice thereof shall be sent to each shareholder showing the total amount of AMT-only unit retain. The board of directors shall have discretion comparable to that granted in Sections 2 and 3 of this Article to designate all or a portion of the AMT-only unit retains as AMT-only qualified unit retains or AMT-only nonqualified unit retains. AMT-only unit retains shall be separate and distinct from unit retains issued pursuant to Section 1 of this Article. AMT-only unit retains shall not be redeemable by this corporation and shall automatically be cancelled with no further action required on the part of this corporation when and to the extent that the taxable income of this corporation resulting from business done with or for members as determined for federal regular income tax purposes exceeds such taxable income as determined for federal alternative minimum income tax purposes (excluding income, if any, attributable to cancellation of AMT-only unit retains) for a fiscal year. AMT-only per unit retains shall not be subject to Section 4 of this Article, Article XI, nor to any other reference herein to unit retains and, notwithstanding Section 5 of this Article, shall be deemed transferred proportionately with any transfer of stock pursuant to Section 3 of Article I.

ARTICLE VII
LOSSES

That portion of any net loss of this corporation resulting from business done with or for members shall be distributed to shareholders on the basis of dollar volume patronage for the year of the loss or shall be charged to unallocated surplus as the board of directors may determine. Should the board of directors determine to distribute the loss to shareholders on the basis of dollar volume of patronage such loss shall be charged to shareholders' accounts as the board of directors may determine to be fair and equitable.

ARTICLE VIII
NON-PATRONAGE

All amounts received by this corporation from non-patronage sources, in excess of costs and expenses related to such non-patronage sources, or net income derived from business done by persons who are not common shareholders, net of taxes thereon, shall become property of this corporation.

ARTICLE IX
FISCAL YEAR

The fiscal year of this corporation shall commence on the first day of September in each year and shall end on the last day of the following August of each year.

ARTICLE X
INDEMNIFICATION OF CORPORATE AGENTS

This corporation shall, to the full extent permitted or required by Minnesota Statute Section 300.082 and Acts amendatory thereof or supplementary thereto, and in the manner set forth therein, indemnify any director, officer, employee or agent of this corporation against his expenses, including attorney's fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such shareholder in connection with any proceedings involving such director, officer, employee or agent of this corporation by reason of his being or having been such director, officer, employee or agent.

ARTICLE XI
DISSOLUTION

Upon dissolution, after (1) all debts and liabilities of this corporation shall have been paid, (2) the par value of the preferred shareholders' shares returned, (3) all capital furnished through patronage and unit retains shall have been retired without priority as to year on a pro rata basis, (4) all paid-in surplus theretofore allocated to particular shareholders or former shareholders has been returned and (5) the par value of common shareholders' shares returned, the liquidated value of the remaining property and assets of this corporation shall be distributed among the preferred shareholders in proportion to the preferred stock held by each. In the event that the liquidated value of the remaining property and assets of this corporation after satisfying all debts and liabilities shall be insufficient to satisfy items (2) through (5) above, such items shall be satisfied in the order stated before making a distribution of the next item.

ARTICLE XII
AMENDMENTS

These bylaws may be amended at any regular or special meeting at which a quorum is registered as being present or represented by mail vote, by a majority of the shareholders so present or represented by mail vote, where the notice of such meeting contains a summary statement of the proposed amendment.

Adopted April 26, 1973
Amended December 10, 1974
Amended August 27, 1975
Amended June 16, 1976
Amended December 8, 1976
Amended December 5, 1979
Amended April 26, 1995 (To be effective September 1, 1995)
Amended and Restated April 22, 1998

APPENDIX C

FIVE YEAR AGREEMENT
BETWEEN

____

(Shareholder)
and
AMERICAN CRYSTAL SUGAR COMPANY
(Company)

1. **PLANTING AND DELIVERY OBLIGATIONS.** Shareholder agrees during the Initial Term and any Renewal Term hereof to prepare land, plant, replant, harvest and deliver, the number of acres of sugarbeets based upon the number of Preferred Shares of Company then owned by Shareholder, subject to the provisions of Sections 2 and 3 of this Agreement. Shareholder agrees to replant any sugarbeets that are lost due to flooding, weather conditions or any other cause, provided that such replanting can be reasonably accomplished on or before June 10 of the then current crop year. Land to be used for sugarbeet production, cultural and harvest practice requirements, and other matters shall be specified by annual contract to be entered into between Company and Shareholder as a supplement to this Agreement (the "Annual Contract"). Company shall not be obligated to purchase sugarbeets, and Shareholder agrees to destroy prior to August 15, or such other date specified by the Company and communicated to Shareholder, sugarbeets from all acres planted in excess of that contracted pursuant to this Agreement. Company hereby reserves the right to disapprove of any field proposed to be used by a shareholder to grow sugarbeets if in the judgment of Company the field is not appropriate for sugarbeets due to disease, soil type, drainage conditions, or other factors. Shareholder agrees to abide by any policies that may be established from time to time by Company related to rotation, destruction of damaged or diseased sugarbeets, and/or other agronomic and operational matters.

2. **TOLERANCES.** The total number of acres of sugarbeets to be planted by Shareholder shall be subject to overplant and underplant tolerances as established from time to time by Company pursuant to this Agreement. Shareholder hereby acknowledges and agrees that said tolerances may be established and/or modified from time to time by Company as determined to be appropriate to respond to planting, crop conditions, and/or government imposed marketing allocations. The initial tolerance and any modification thereof shall be effective upon communication of the same to Shareholder by Company, and the Annual Contract shall be deemed amended to the extent of the modified tolerance.

3. **PRORATION.** Company hereby reserves the right to prorate delivery rights with regard to any crop to be delivered hereunder. Any such proration shall be made by Company after a determination by the Board of Directors that Company may not be able to economically process the entire crop for any reason, including, but not limited, to government imposed marketing allocations or a larger than anticipated crop yield. A proration may be accomplished on the basis of a percentage of Preferred Shares, planted acres or any other means determined by the Board of Directors to be fair and equitable. Any proration shall be communicated to, and applied against, all shareholders of

Company on a uniform and equitable basis as determined by the Board of Directors. The Annual Contract shall be deemed modified to the extent of any such proration.

4. **PREVENTED PLANTING.** Shareholder shall be unconditionally obligated to plant the sugarbeet crop unless such planting is prevented as a result of acts of God or other causes beyond the reasonable control of Shareholder, as provided in Section 15 of this Agreement. If, after making all reasonable efforts, Shareholder has been prevented from planting the sugarbeet crop on or before June 10 of the applicable crop year, or such later date as may be established from time to time under federal crop insurance policies to enable a sugarbeet grower to receive prevented planting coverage at an unreduced level, (the "Prevented Planting Date"), Shareholder shall be relieved of its obligation to plant such sugarbeet crop. Shareholder may elect to plant the sugarbeet crop at any time after the Prevented Planting Date. A determination as to whether Shareholder is prevented from planting shall be mutually determined by Shareholder and a representative of Company based on Shareholder's planting conditions for the period leading up to and including the Prevented Planting Date.

5. **TERM.** The initial term of this Agreement shall be for the crops to be planted in 2013, 2014, 2015, 2016 and 2017 (the "Initial Term"). This Agreement shall automatically renew for successive five (5) crop year terms ("Renewal Terms") unless one party provides written notice to the other party on or before August 31 of the final crop year of the then current Initial or Renewal Term, of such party's intent to terminate this Agreement. The provisions of this Agreement that are applicable to the final crop year of the then current Initial or Renewal Term shall remain in effect following notice of termination until performance has been completed by both parties with respect to such final crop year.

6. **PAYMENT FOR SUGARBEETS.** Payment for sugarbeets delivered each crop year shall be made as set forth in this Section 6 (using the definitions set forth in Section 18).

   (a) The Gross Beet Payment for sugarbeets delivered shall be the "per hundredweight value of recovered sugar" multiplied by the number of hundredweight of "recovered sugar" contained in the sugarbeets delivered by Shareholder. Shareholder's share of "agri-products revenue" will be added while Shareholder's share of "operating costs" will be subtracted, both allocated on a per "net ton of sugarbeets delivered" basis. Company reserves the right to establish a marketing allocation adjustment program to provide for equitable treatment among shareholders from year to year as a result of limitations on production due to government imposed marketing allocations. The costs and/or adjustments associated with this program will be used to determine the Gross Beet Payment in a manner consistent with the program, as approved by the Board of Directors.

   (b) The following allowances, costs and deductions, if applicable, will be used in adjusting Shareholder's Gross Beet Payment to Shareholder's Net Beet Payment:

      (i) Hauling Allowance Program: Company reserves the right to establish a hauling allowance program and in connection therewith to allocate the cost of the hauling allowance program among shareholders of Company in a manner consistent with the program as approved from time to time by the Board of Directors.

(ii) Pre-Pile Quality Premium Program: Company reserves the right to establish a pre-pile quality premium program as partial compensation to shareholders for the delivery of sugarbeets prior to the commencement of the piling campaign. The cost of this program will be shared equally each crop year on a per "net ton of sugarbeets delivered" basis by all shareholders who have delivered sugarbeets to Company.

(iii) Minimum Payment Allowance Program: Company reserves the right to establish a minimum payment allowance program. The cost of this program will be shared equally each crop year on a per "net ton of sugarbeets delivered" basis by all shareholders who have delivered sugarbeets to Company.

(iv) Tare Incentive Program: Company reserves the right to establish a tare incentive program to encourage growers to reduce tare. The cost of this program will be allocated among shareholders of Company in a manner consistent with the program, as approved by the Board of Directors.

(v) Unit Retain: A unit retain may be declared by the Board of Directors and the amount of such unit retain shall be deducted from the final payment to be made for sugarbeets, and Company may deduct the estimated unit retain from the periodic payments to be made pursuant to Section 7 of this Agreement. Company reserves the right to determine the tax treatment of any unit retain at a date subsequent to the date that the amount of the unit retain is declared by the Board of Directors.

(c) Company reserves the right to establish various programs resulting in adjustments to one or more payments to be made to the shareholders under this Agreement. Such programs may include, but are not limited to, a program to encourage timely harvest by shareholders, a freight charge program to recover certain charges associated with the transportation of sugarbeets, a program to encourage shareholders to comply with pre-pile delivery policies, and a program by which shareholders are charged for excessive delivery ticket corrections. Any such programs shall be approved, and may be modified from time to time, by the Board of Directors.

7. **PAYMENT SCHEDULE**. Payment for sugarbeets delivered shall be made as follows:

(a) An initial payment shall be made on or about November 15. Such payment shall be sixty-five percent (65%) of Company's then current estimate of Shareholder's Net Beet Payment for that crop year.

(b) A second payment will be made on or about March 31. Such payment shall be an amount which will bring that payment plus the November payment to ninety percent (90%) of Company's then current estimate of Shareholder's Net Beet Payment for that crop year.

(c) The final payment, including any portion thereof designated as a patronage dividend, which together with the prior payments shall equal one hundred percent (100%) of the Net Beet Payment, shall be made no later than 15 days after the approval of the Company's audited financial statements for the fiscal year during which the crop was processed.

Shareholder may from time to time request that Company deduct certain amounts from the payments to be made hereunder to satisfy payment obligations to third parties. Company, at its sole discretion, reserves the right to approve the form and content of such requests. To the extent Company elects to honor such request(s), Shareholder shall indemnify and hold the Company harmless from all losses, costs, and damages (including attorneys' fees and costs) incurred by Company as a result of payments to a third party.

Shareholder hereby acknowledges and agrees that Company may issue patronage distributions and/or unit retains pursuant to the provisions of the Company's Bylaws, which patronage distributions and unit retains may be qualified or nonqualified pursuant to 26 U.S.C. 1388 (Internal Revenue Code) for regular and/or alternative minimum tax purposes. Shareholder hereby agrees that the amount of any qualified patronage distribution and/or unit retain will be taken into account by Shareholder at its stated dollar amount in the manner provided in 26 U.S.C. 1385 for regular and alternative minimum tax purposes, and will be reported on Shareholder's income tax return for the taxable year in which the qualified written notice of such distribution or unit retain is received, all as more particularly described in the Company's Bylaws.

8. **BREACH AND REMEDIES.** Shareholder agrees to abide by the Articles of Incorporation and the Bylaws of Company, to comply with all applicable federal, state and local laws, ordinances, regulations and rulings, as well as Company's operational and agricultural regulations and policies (collectively referred to herein as "Applicable Law and Policy"). Shareholder acknowledges and agrees that Shareholder is required, pursuant to this Agreement, the Annual Contract, and the Bylaws of Company, to prepare land, plant, replant, harvest and deliver the sugarbeet crop to Company in each year at the times specified by Company. Any one or more of the following shall constitute a breach of this Agreement by Shareholder: (i) the failure of Shareholder to prepare land, plant, replant, harvest and deliver said crop to Company; (ii) the failure of Shareholder to comply with Applicable Law and Policy, (iii) the failure of Shareholder to comply with any provision of this Agreement, or (iv) the breach by Shareholder of any other agreement with Company. Upon a breach of this Agreement, the Shareholder may be subject to one or more of the following remedies as determined by Company:

(a) Expulsion as a member of Company;

(b) Forfeiture of Shareholder's Common Stock in Company and qualification to be a preferred shareholder of Company;

(c) Termination of this Agreement and the right to deliver sugarbeets to Company for processing;

(d) Payment of liquidated damages to Company, which liquidated damages are hereby declared and stated to be an amount equal to Shareholder's share of Company fixed costs for processing of the crop; and

(e) Any other legal or equitable remedy that may be available to Company under applicable law or as otherwise mutually agreed upon by Shareholder and Company.

9. **SOIL TESTS.** Shareholder agrees to undertake and conduct soil testing on an annual basis on all land Shareholder utilizes for growing of sugarbeets pursuant to this Agreement. Shareholder further agrees to report and make available the results of said soil tests to the agricultural department of Company, together with information as to the amounts and kinds of fertilizer applied to the soil tested.

10. **AGRICULTURE PRACTICES.** Shareholder agrees to plant only those seed varieties that have been approved by Company and are on the "approved variety" list for the then current crop year. Shareholder agrees that it shall use no pesticide, chemical or other substances in a manner inconsistent with product labels; or that could result in any residue in or on sugarbeets grown for Company under this Agreement, or in any sugar or by-products produced from such sugarbeets, beyond the limits permitted by law or governmental regulations. Shareholder acknowledges and agrees that Company shall have the right to reject and refuse delivery of any sugarbeets (a) that are produced from seed varieties that are not on the "approved variety" list for the then current crop year; or (b) to which have been applied, or which have been grown on ground to which has been applied, any unauthorized, non-registered, non-approved or prohibited pesticide, chemical or other substance. Shareholder further acknowledges and agrees that Company's right to reject or refuse delivery of any of said sugarbeets may be invoked by Company at its sole option, regardless of whether or not use of, or application of, an unauthorized, non-registered, non-approved, or prohibited pesticide, chemical or other substance results in, or may result in, a residue in or on the sugarbeets grown, or sugar or by-products produced from such sugarbeets. Shareholder hereby grants Company (and its employees and agents) the right to enter the land upon which sugarbeets are being grown for the purpose of inspecting and taking samples of such sugarbeets to verify compliance with the terms of this Agreement.

11. **INDEMNIFICATION.** Shareholder agrees to hold harmless and indemnify Company and all shareholders of Company from any and all losses, costs, or damages (including attorneys' fees and costs) Company or its shareholders may incur as a result of Shareholder (i) delivering sugarbeets to Company grown from non-approved seed varieties, or to which have been applied, or which have been grown on ground upon or to which any unauthorized, non-registered, non-approved or prohibited pesticide, chemical or other substance has been applied; or (ii) breaching any provision of this Agreement.

12. **DELIVERY OF SUGARBEETS.** Delivery of sugarbeets shall be made by Shareholder at such times, in such quantities, and to such receiving stations as may be designated by Company.

(a) Title and all risk of loss to said sugarbeets shall be and remain with Shareholder until such time as Shareholder completes delivery to Company at the designated receiving station, at which time title and risk of loss shall pass to Company. The sugarbeets shall be protected from sun and frost between the time of harvest and the time of delivery, including sugarbeets that are loaded on truck. Company has the option of rejecting any diseased, frozen or damaged sugarbeets; sugarbeets having less than 12% sugar or less than 80% purity; sugarbeets that, in Company's opinion, are not suitable for storage or for the manufacture of sugar; sugarbeets as to which, in Company's opinion, the terms and conditions of this Agreement have not been properly complied with; or for any other bona fide reason.

(b) All sugarbeets delivered shall be properly defoliated and free from excess dirt, stones, trash and other foreign substances of any kind which might interfere with handling and processing at Company's factories. All sugarbeets shall be subject to a deduction for tare. Tare determination, sugar percentage, sugar loss to molasses, and other quality measures shall be determined at quality laboratories operated by Company.

(c) Notwithstanding anything to the contrary herein, the representations and warranties made by Shareholder relative to the sugarbeets shall continue following the delivery of the sugarbeets and the resulting transfer of the risk of loss to Company.

13. **SHAREHOLDER INDEBTEDNESS TO COMPANY.** It is agreed that liquidated damages arising under Section 8 of this Agreement, the amount charged for all sugarbeet seed purchased from Company by Shareholder together with any related technology fees, and any and all other indebtedness to Company by Shareholder, whether due or not, shall constitute a debt which Company shall have the right to collect as it would any other contractual obligation. Any such amount or indebtedness that is due and payable or that hereafter may become due and payable to Company from Shareholder shall become and remain a first priority lien on the crop of sugarbeets to be grown and may, if not previously paid by Shareholder, be deducted by Company from any payments from Company to Shareholder that shall become due under this Agreement or any subsequent agreement between Company and Shareholder. Shareholder agrees to repay Company, at the time of Shareholder's initial beet payment for each crop year, all such amounts or indebtedness, together with interest at a rate to Shareholder as may be set by Company, but not to exceed the highest rate allowed by law. Shareholder hereby grants Company a security interest in any beet payments to be made to, or unit retains held in the name of Shareholder, for purposes of securing payment of such indebtedness. Notwithstanding any other remedy which may be available, Company shall have the right, exercisable at its sole option, to offset any indebtedness to Company against the beet payments to be made to Shareholder hereunder and/or unit retains held in the name of Shareholder. Company may terminate this Agreement upon ten (10) days written notice in the event Shareholder is, as of April 1 of any crop year during the term hereof, in default on any payment obligation owed to Company

14. **NO LIABILITY.** In no event shall Company be liable to Shareholder for partial or complete failure of crop or for any injury or damage to sugarbeets prior to the time of delivery to Company.

15. **FORCE MAJEURE.** Fire, labor disruptions, accidents, acts of God and the public enemy, or other causes beyond the reasonable control of the parties which prevent Shareholder from the performance of this Agreement, or Company from utilizing the

sugarbeets contracted for in the manufacture of sugar, shall excuse the respective parties from the performance of this Agreement.

16. **BINDING EFFECT.** Subject to the limitations set forth in the Articles of Incorporation and Bylaws of Company, this Agreement shall be binding upon Shareholder, its heirs, legal representatives, successors and permitted assigns; and upon Company, its successors and assigns. This Agreement shall not be transferred or assigned by Shareholder without written consent of Company. No agent of Company has any authority to change, waive, or modify any of the terms or provisions of this Agreement.

17. **AMENDMENT.** Company reserves the right to amend any provisions of this Agreement as follows:

    (a) This Agreement may be amended by a resolution approved by the Board of Directors to the extent that such amendment does not have material adverse effect on the shareholders of Company, taken as a whole. Such amendment shall be effective upon written notice to Shareholder.

    (b) This Agreement may be amended by a resolution approved at any regular or special meeting of shareholders of Company at which a quorum is registered as being present or represented by mail vote, by a majority of shareholders so present or represented by mail vote, where the notice of such meeting contains a statement of the proposed amendment.

18. **DEFINITIONS.** The following definitions shall apply with respect to terms used herein:

    (a) The "per hundredweight value of recovered sugar" shall be the "net selling price per hundredweight of sugar", as hereinafter defined, recovered from that year's crop, adjusted for the difference between the opening inventory book value and its actual net selling price, and adjusted by valuing the closing inventory at its estimated net realizable value.

    (b) "Recovered sugar" contained in the sugarbeets delivered by Shareholder shall be determined by Company deducting from gross sugar (i) sugar loss to molasses on a fresh beet basis and/or sugar loss resulting from such other quality measures as may be established from time to time by Company, and (ii) Shareholder's share of other sugar losses incurred in the storage and processing of the sugarbeets, allocated on a per "net ton of sugarbeets delivered" basis; and increased by Shareholder's share of additional sugar recovered through the molasses desugarization process on a per "net ton of sugarbeets delivered" basis.

    (c) The "net selling price per hundredweight of sugar" sold shall be determined by deducting from the gross sales price all such charges and expenditures as are regularly and customarily deducted from such gross sales price of sugar in accordance with Company's system of accounting used to determine the "net selling price of sugar" sold.

    (d) "Agri-products revenue" shall be determined by using the net selling price of pulp, molasses, and any other agri-product produced by Company, of that crop year, as determined in accordance with Company's system of accounting.

(e) Operating costs shall be determined in accordance with Company's system of accounting, and shall include all costs and expenses not otherwise accounted for with respect to business done with members, and shall be net of results from beet seed and other miscellaneous member business.

(f) "Net ton of sugarbeets delivered" shall mean a gross ton of sugarbeets delivered, less the tare weight of dirt, rocks, weeds, and other foreign materials, as determined by Company.

THE UNDERSIGNED REPRESENTS THAT HE/SHE IS AN AUTHORIZED REPRESENTATIVE OF SHAREHOLDER AND THAT HE/SHE HAS THE AUTHORITY TO BIND SHAREHOLDER TO THE TERMS OF THIS AGREEMENT.

Dated this ____ day of __________, _____.

AMERICAN CRYSTAL SUGAR COMPANY	**SHAREHOLDER**
By ______________________________	By ______________________________
Its ______________________________	Its______________________________

APPENDIX D

FORM OF ANNUAL AGREEMENT

This Agreement is entered into as of ______, 2012 by and between American Crystal Sugar Company (the "Company") and _______, (the "Shareholder").

Shareholder #_______, Growing Unit: ______

WHEREAS, the Shareholder is a shareholder of the Company, and as such has entered into a Five Year Agreement with the Company with regard to the growing and delivery of sugarbeets to the Company; and

WHEREAS, the parties desire to supplement the Five Year Agreement as provided therein with regard to the 2012 sugarbeet crop.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants set forth herein, the parties agree as follows:

1. **Delivery Obligation**. In accordance with the terms of the Five Year Agreement, the Shareholder agrees to prepare land, plant, replant, cultivate, harvest and deliver the 2012 sugarbeet crop from such number of acres and such fields as set forth on the Annual GPS Information form to be separately completed in an electronic format by the parties, and which shall thereafter be deemed to become an integral part of this Agreement. The Company shall provide a copy of the Annual GPS Information form to the Shareholder at the Shareholder's request. Shareholder understands and agrees that the number of acres to be planted as set forth on the Annual GPS Form are subject to change as determined by the Board of Directors pursuant to Section 2 (tolerances) and Section 3 (proration) of the Five Year Agreement.

2. **Deductions**. The Shareholder hereby authorizes and directs the Company to:

   (a) Deduct an amount specified by the Red River Valley Sugarbeet Growers Association, Inc., which amount shall not exceed 19½¢ per ton, from the beet payments to be made by the Company to the Shareholder for sugarbeets delivered for the 2012 crop; provided, that, such deduction shall not be made in the event the Shareholder notifies the Company in writing prior to June 1, 2012 that such deduction should not be made. Amounts deducted under this provision shall be paid by the Company to the Red River Valley Sugarbeet Growers Association, Inc.; and

   (b) Deduct such per ton amount, as may be necessary, from the beet payments to be made by the Company to the Shareholder for sugarbeets delivered for the 2012 crop to reimburse the Company for all costs incurred in the operation of the Truck Haul Committee for the piling location(s) to which the Shareholder delivers sugarbeets. The amount charged to the Shareholder shall be determined on a per ton basis, reflecting a proration of the costs based on the total tonnage delivered to the respective piling locations.

3. **Certification**. The Shareholder hereby certifies that:

   (a) It is a bona fide sugarbeet farm operator who will: (i) be the legal owner of the 2012 sugarbeet crop; (ii) have the majority financial interest in the 2012 crop, and (iii) have general control of the sugarbeet operations on the farm where the 2012 crop will be grown.

   (b) It has no agreements or understanding with third parties (i.e., owners, partners, shareholders, etc.) providing for guaranteed or advance cash payments; and that any agreement with such third parties relating to the distribution of crop proceeds is in writing. The Shareholders hereby agrees To provide the Company with a copy of such agreement(s) upon the Company's request.

4. **Seed Varieties**. In accordance with the terms of the Five Year Agreement, the Shareholder has agreed to plant only those varieties of sugarbeets that are approved by the Company.

5. **Nature of Agreement**. This Agreement is intended to supplement the Five Year Agreement as contemplated therein, and except as specifically provided herein, this Agreement shall not be deemed to amend or modify the terms of the Five Year Agreement. This Agreement shall automatically terminate in the event of a termination of the Five Year Agreement between the Shareholder and the Company.

6. **No Modification**. No agent of the Company has any authority to change, waive, or modify any of the terms of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above.

AMERICAN CRYSTAL SUGAR COMPANY	**[TYPE SHAREHOLDER NAME HERE]**
By: ______________________	By: ______________________
Its: ______________________	By: ______________________
	Its: ______________________

APPENDIX E

AMERICAN CRYSTAL SUGAR COMPANY
STOCK OWNERSHIP POLICY

1. A Common Shareholder is eligible for membership in the Company if he/she/it is (i) engaged in the production of agricultural products as a farmer; and (ii) a bona fide sugarbeet farm operator who is and will be (a) the legal owner of the sugarbeet crop, (b) the one who has the majority financial interest in the crop, and (c) the one who has general control of the sugarbeet operations on the farm where the sugarbeet crop is grown.

2. For a person to be a Common Shareholder as an individual, he/she must be 18 years of age or older. Individuals younger than 18 years of age may be registered jointly with another individual(s) who is at least 18 years of age.

3. A Common Shareholder, other than an individual, or husband and wife joint as tenants, is required to provide the Company with a Federal Employer Identification Number that identifies the Common Shareholder. A Common Shareholder, who is an individual, or husband and wife as joint tenants, is required to provide his/her social security number.

4. A Common Shareholder who is registered as an individual, will vote his/her common share. A Common Shareholder, other than an individual, must designate an individual voting representative by completing a "Written Designation of Voting Representative" document. Only that designated voting representative will be able to vote on behalf of that specific Common Shareholder. All voting representatives must be 18 years of age or older. An individual can vote on behalf of only one Common Shareholder.

5. All individuals/entities who are Common Shareholders, or who are involved in an entity constituting a Common Shareholder, must be at risk as to the planting, growing, harvesting and delivery of the sugarbeets.

6. All agreements among owners, partners or participants in the Common Shareholder related to the formation, operation and distribution of income from the Common Shareholder are in writing and may only be amended in writing.

7. The Common Shareholder has no, and will not enter into, any written or oral agreements or understandings, between any parties and/or individuals involved in the entity constituting the Common Shareholder, or with any other parties and/or individuals, in regard to the planting, growing, harvesting and delivery of sugarbeets that (a) require guaranteed cash rent or guaranteed cash lease payments for stock issued or to be issued in the name of the Common Shareholder; or (b) amend or alter any partnership or joint venture agreement after the stock has been issued to the partnership or joint venture.

8. Neither the Common Shareholder, nor any parties and/or individuals involved in the entity constituting the Common Shareholder, shall have agreed to indemnify, or otherwise hold harmless, any other party and/or individual involved in the entity constituting the Common Shareholder for losses resulting from such party's/individual's interest in the sugarbeet crop of the Common Shareholder.

9. Each party and/or individual involved in the entity constituting the Common Shareholder will receive their respective distributions exclusively from the beet payment or crop insurance proceeds at such time as they are paid. There is no agreement to provide any such party and/or individual with a payment, a loan, or any other advance prior to the actual distribution of cash from the beet payment or crop insurance.

10. The sugarbeet field(s) of a Common Shareholder must be in a section of land that is within a 35-mile radius of the closest Company receiving station, as the stations existed on January 1, 1998. Any receiving stations added after January 1, 1998, will not be used in determining the 35-mile limit.

11. A Common Shareholder is required to grow and deliver sugarbeets to the Company under the Five Year Agreement and Annual Agreement between the Company and the Common Shareholder. Failure to grow and deliver sugarbeets to the Company pursuant to said Five Year Agreement and Annual Agreement may be cause for expulsion of the Common Shareholder as a member of the Company.

12. A Common Shareholder must use hauler identification cards issued specifically to the Common Shareholder for the delivery of sugarbeets. The Common Shareholder may not use hauler identification cards issued to any other common shareholder of the Company.

13. Should it be determined that the Common Shareholder or any other party signing the Declaration and Representations of Common Shareholder Transferee has breached the representations set forth therein, the undersigned and the Common Shareholder hereby agree to hold harmless and indemnify the Company and all shareholders of the Company for any loss of damages the Company or its shareholders may sustain as a result of such breach and/or a determination that the Common Shareholder is ineligible to be a Common Shareholder of the Company.

14. All Common Shareholders who wish to transfer stock of the Company must complete a Stock Transfer Application Form in a form established from time to time by the Company. All stock transfer requests are subject to approval by the Board of Directors in accordance with the Company's Bylaws.

15. All Common Shareholders are required to complete a "Declaration and Representations of Common Shareholder" in the form established from time to time by the Company. All persons or entities having a direct ownership interest in, or a right to a distribution from, the Common Shareholder must provide a certification as to the representations made in the "Declaration and Representations of Common Shareholder."

DECLARATION AND REPRESENTATION OF COMMON SHAREHOLDER/TRANSFEREE IN AMERICAN CRYSTAL SUGAR COMPANY

The undersigned, on behalf of the Common Shareholder/Transferee named above (the "Transferee"), hereby states, represents and warrants to American Crystal Sugar Company (the "Company"), its directors and shareholders the following:

1. The undersigned has authority to sign this Declaration and Representation on behalf of the Transferee.

2. The Transferee has not been established, nor is it being established, for the purpose of avoiding claims of creditors or concealing assets from creditors.

3. The Transferee declares and represents he/she/it is eligible for membership in the Company by: (i) being engaged in the production of agricultural products as a farmer; and (ii) being a bona fide sugarbeet farm operator who is and will be (a) the legal owner of the sugarbeet crop, (b) the one who has the majority financial interest in the crop, and (c) the one who has general control of the sugarbeet operations on the farm where the sugarbeet crop is grown.

4. All agreements among owners, partners or participants in the Transferee related to the formation, operation and distribution of income from the Transferee are in writing and may only be amended in writing.

5. The Transferee has no, and will not enter into, any written or oral agreements or understandings, between any parties and/or individuals involved in the entity constituting the Transferee, or with any other parties and/or individuals, in regard to the planting, growing, harvesting and delivery of sugarbeets that (a) require guaranteed cash rent or guaranteed cash lease payments for stock issued or to be issued in the name of the Transferee; or (b) amend or alter any partnership or joint venture agreement after the stock has been issued to the partnership or joint venture.

6. The Transferee and all parties and/or individuals involved in the entity constituting the Transferee, will at all times be at risk as to the planting, growing, harvesting and delivery of sugarbeets.

7. Neither the Transferee, nor any parties and/or individuals involved in the entity constituting the Transferee, have agreed, or will agree, to indemnify, or otherwise hold harmless, any other party and/or individual involved in the entity constituting the Transferee for losses resulting from such party's/individual's interest in the sugarbeet crop of the Transferee.

8. Each party and/or individual involved in the entity constituting the Transferee will receive their respective distributions exclusively from the beet payment or crop insurance proceeds at such time as they are paid. There is no agreement to provide any such party and/or individual with a payment, a loan, or any other advance prior to the actual distribution of cash from the beet payment or crop insurance.

9. Should it be determined that the Transferee, or any participant certifying this Declaration and Representation, has breached the representations set forth herein, the Transferee and such certifying participants hereby agree to hold harmless and indemnify the Company and all shareholders of the Company for any loss of damages the Company or its shareholders may sustain as a result of: (i) such breach; and/or (ii) a determination that the Transferee is ineligible to be a Common Shareholder of the Company.

10. The Transferee acknowledges that he/she/it may be expelled from membership in the Company should it be determined that he/she/it is or becomes ineligible for membership in the Company as provided by the Bylaws of the Company.

11. The Transferee is required to grow and deliver sugarbeets to the Company under the Five Year Agreement and the Annual Agreement between the Company and the Transferee. Failure to grow and deliver sugarbeets to the Company pursuant to said Five Year Agreement and Annual Agreement may be cause for expulsion of the Transferee as a member of the Company.

12. The Transferee must use hauler identification cards issued specifically to the Transferee for the delivery of sugarbeets. The Transferee may not use hauler identification cards issued to any other common shareholder of the Company.

____

Authorized Representative Signature of Common Shareholder/Transferee

Dated: ____________________, 20__

Appendix E
Distribution of Net Proceeds Attributable to American Crystal Sugar Company
For the Years Ended August 31
(In Thousands, Except Per-Ton-Purchased and Per-Acre-Harvested Amounts)
(Not Covered by Report of Independent Registered Public Accounting Firm)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Net Proceeds Attributable to American Crystal Sugar Company	**$ 548,253**	$ 804,831	$ 526,112	$ 536,151	$ 542,693	$ 601,392	$ 445,091	$ 373,260	$ 473,122	$ 361,902
Non-Member (Income) Loss	**(10,895)**	(8,741)	(5,426)	(2,309)	4,787	(2,286)	(2,246)	(2,475)	(4,240)	(5,799)
Member Gross Beet Payment	**537,358**	796,090	520,686	533,842	547,480	599,106	442,845	370,785	468,882	356,103
Unit Retains	**(27,453)**	(43,574)	(29,531)	(31,024)	(23,260)	(35,705)	(26,417)	(18,840)	(29,991)	(17,486)
Member Net Beet Payment	**$ 509,905**	$ 752,516	$ 491,155	$ 502,818	$ 524,220	$ 563,401	$ 416,428	$ 351,945	$ 438,891	$ 338,617
Per Ton Purchased:										
Net Proceeds Attributable to American Crystal Sugar Company	**$59.86**	$73.82	$53.42	$51.80	$46.63	$50.49	$50.50	$39.59	$47.29	$41.36
Non-Member (Income) Loss	**(1.19)**	(0.80)	(0.55)	(0.22)	0.41	(0.19)	(0.25)	(0.26)	(0.43)	(0.66)
Member Gross Beet Payment	**58.67**	73.02	52.87	51.58	47.04	50.30	50.25	39.33	46.86	40.70
Unit Retains	**(3.00)**	(4.00)	(3.00)	(3.00)	(2.00)	(3.00)	(3.00)	(2.00)	(3.00)	(2.00)
Member Net Beet Payment	**$55.67**	$69.02	$49.87	$48.58	$45.04	$47.30	$47.25	$37.33	$43.86	$38.70
Member Tons Harvested	**9,158**	10,902	9,849	10,349	11,639	11,911	8,813	9,427	10,006	8,749
Member Gross Beet Payment Per Acre Harvested	**$1,212**	$1,923	$1,177	$1,310	$1,107	$1,278	$947	$764	$945	$711
Member Net Beet Payment Per Acre Harvested	**$1,151**	$1,818	$1,110	$1,234	$1,060	$1,201	$890	$725	$885	$676